UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 14, 2023

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 November 2023 entitled Half-year Report

Vodafone Group Plc ⫶ H1 FY24 results
14 November 2023

Initial strategic progress & improved revenue trends

Margherita Della Valle, Group Chief Executive, commented:
"During the first half of the year, we have delivered improved revenue growth in nearly all of our markets and have returned to growth in Germany in the second quarter.

Vodafone's transformation is progressing. Our focus on customers and simplifying our business is beginning to bear fruit, although much more needs to be done. We have also announced transactions to strengthen our position in the UK and exit the challenging Spanish market in order to right-size our portfolio for growth."

Financial results		H1 FY24	H1 FY23	Change
	Page	€m	€m	%
Group revenue	4	21,937	22,930	(4.3)
Group service revenue	4	18,618	19,207	4.2*

Operating profit1	4	1,655	2,968	(44.2)
Adjusted EBITDAaL2	4	6,378	7,244	0.3*
(Loss)/profit for the financial period1	4	(155)	1,202

Basic (loss)/earnings per share1	15	(1.28)c	3.37c
Adjusted basic earnings per share1,2	15	3.43c	5.90c

Interim dividend per share	18	4.50c	4.50c

Cash inflow from operating activities	15	5,544	6,280	(11.7)
Adjusted free cash flow2	16	(1,474)	(513)

Net debt2	17	(36,240)	(45,523)	20.4

* represents organic growth. See page 2. ǀ 1. H1 FY23 re-presented for the reclassification of Indus Towers. See page 33. ǀ 2. Non-GAAP measure. See page 40.

●     Group service revenue growth of 4.2%* in H1 FY24, or 2.3%* excluding Turkey, with both Europe (Q1: 0.4%*, Q2: 1.5%*) and Africa (Q1: 9.0%*, Q2: 9.0%*) growing

●     Good improvement in Germany (Q1: -1.3%*, Q2: 1.1%*) and continued acceleration in Vodafone Business with 4.4%* growth in H1 FY24

●     Group revenue decline of 4.3% to €21.9 billion due to adverse foreign exchange rate movements and the disposal of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year

●     Operating profit decrease of 44.2% to €1.7 billion reflecting business disposals in the prior financial year, adverse foreign exchange rate movements and lower share of results of associates and joint ventures

●     Adjusted EBITDAaL growth of 0.3%* despite a significant increase in energy costs

●     Adjusted free cash outflow of €1.5 billion in the period, reflecting lower Adjusted EBITDAaL and lower dividends from associates and joint ventures

●     Announced merger in the UK and sale of Vodafone Spain as we right-size Vodafone for growth

●     FY24 guidance reiterated with Adjusted EBITDAaL expected to be 'broadly flat' at around €13.3 billion and Adjusted free cash flow to be 'around' €3.3 billion

●      Interim dividend per share of 4.5 eurocents, record date 24 November 2023

For more information, please contact:

Investor Relations                                                Media Relations

Investors.vodafone.com                                          Vodafone.com/media/contact
ir@vodafone.co.uk                                                  GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 10:00 GMT on 14 November 2023. The webcast and supporting information can be accessed at investors.vodafone.com

Financial summary

All amounts marked with an '*' in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 40 for more information.

Segmental reporting
From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group's reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Financial performance

Total revenue declined by 4.3% to €21.9 billion (FY23 H1: €22.9 billion) driven by adverse foreign exchange rate movements and the disposal of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year.

On a reported basis, Adjusted EBITDAaL decreased to €6.4 billion (FY23 H1: €7.2 billion), with organic growth of 0.3%* despite a significant increase in energy costs. Adjusted EBITDAaL margin was 0.8* percentage points lower year-on-year at 29.1%.

Operating profit decreased by 44.2% to €1.7 billion and the Group made a loss for the period of €0.2 billion (FY23 H1: €1.2 billion profit) reflecting the disposal of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year, adverse foreign exchange rate movements, and lower share of results of equity accounted associates and joint ventures in the current year.

Basic loss per share was 1.28 eurocents, compared to basic earnings per share of 3.37 eurocents1 in the prior year period.

Cash flow, funding & capital allocation

Cash inflow from operating activities decreased to €5.5 billion (FY23 H1: €6.3 billion), reflecting lower operating profit and adverse working capital movements, which offset lower taxation payments.

Adjusted free cash flow decreased by €1.0 billion to an outflow of €1.5 billion in the period. This reflects a decrease in Adjusted EBITDAaL in the period, together with lower dividends from associates and joint ventures, which outweighed lower taxation, lower interest received and paid, and lower dividends paid to non-controlling shareholders in subsidiaries.

Net debt increased by €2.9 billion to €36.2 billion (€33.4 billion as at 31 March 2023). This was primarily driven by the free cash outflow of €2.0 billion and equity dividends of €1.2 billion.

Current liquidity, which includes cash and equivalents and short-term investments, is €11.2 billion (€16.0 billion as at 31 March 2023). This includes €3.8 billion of net collateral which has been posted to Vodafone from counterparties as a result of positive mark-to-market movements on derivative instruments (€4.6 billion as at 31 March 2023).

The interim dividend per share is 4.5 eurocents (FY23 H1: 4.5 eurocents). The ex-dividend date for the interim dividend is 23 November 2023 for ordinary shareholders, the record date is 24 November 2023 and the dividend is payable on 2 February 2024.

1. The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. There is no impact on previously reported Revenue and Adjusted EBITDAaL. However, Operating profit has increased by €33 million whilst Profit before taxation and Profit for the financial period both decreased by €41 million compared to amounts previously reported. Consequently, Basic earnings per share decreased by 0.15c and Adjusted basic earnings per share decreased by 0.12c compared to amounts previously reported. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.

Strategic progress

In May 2023, we set out a new roadmap for Vodafone, based on our need to change and focus on three priorities: Customers, Simplicity and Growth. An outline of this plan is contained in a video presentation available here: investors.vodafone.com/results.

During the first half of FY24, we have made early progress in executing this plan. Highlights include:

Customers
●      We introduced a series of new initiatives to improve customer service, supported by re-allocating €150 million of investment to this area. Each of our markets is now executing a detailed action plan to eliminate customer pain points,and we have aligned our incentives to this objective.

●     As a result we have seen some early progress in customer satisfaction, with stable or improving promoter scores in most markets despite the inflationary environment.

Simplicity

●    In H1 we have completed c.2,700 role reductions out of the 11,000 planned over 3 years.

●  We have concluded a thorough review of our shared operations, and are preparing to introduce new MSA structures between markets and shared operations on a price x quantity x quality model. Our commercialisation of shared operations will be supported by a new partnership with Accenture.

Growth

●  Germany returned to growth, with service revenue in Q2 FY24 of 1.1%*.

●  Vodafone Business service revenue continued to accelerate at 4.4%* in H1 FY24, with growth across all customer segments and markets, except Spain.

●  We have taken two significant steps to right-size our portfolio for growth:

− in June 2023, we announced our merger of Vodafone UK and Three UK; and

− in October 2023, we announced our exit from the Spanish market through the sale of Vodafone Spain.

A more detailed summary of our progress is contained within an accompanying presentation and video Q&A available here: investors.vodafone.com/results.

Outlook

In May 2023, we set out guidance for FY24 for our expectations of Adjusted EBITDAaL and Adjusted free cash flow, which we still expect to meet.

FY24 guidance
Adjusted EBITDAaL1,3	'Broadly flat' at around €13.3 billion
Adjusted free cash flow1,2,3	'Around' €3.3 billion

The guidance above reflects the following:

●           Foreign exchange rates used when setting guidance were as follows: EUR 1 : GBP 0.88; EUR 1 : ZAR 19.30;      EUR 1 : TRY 21.10; and EUR 1 : EGP 33.38.

●         Our guidance assumes no material change to the structure of the Group3.

1. Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 40 for more information.
2. Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, and M&A.
3. Guidance for FY24 includes Adjusted EBITDAaL and Adjusted free cash flow for Vodafone Spain for the 12 months ending 31 March 2024. Following the announcement that Vodafone has entered into a binding sale agreement, in accordance with IFRS, Vodafone Spain will be reported as a discontinued operation, with its net result reported as a single line in the Group's income statement until the completion of the transaction.

Financial performance ⫶ Service revenue growth in both Europe & Africa

●         Group service revenue growth of 4.2%* in the first half of FY24, with both Europe and Africa growing

●       Service revenue growth in Turkey of 79.3%* driven by higher inflation. Group service revenue growth excluding Turkey was 2.3%*

●       Group revenue decline of 4.3% to €21.9 billion due to adverse foreign exchange rate movements and the disposal of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year

●       Organic Adjusted EBITDAaL increase of 0.3%* despite a significant increase in energy costs

●     Lower share of results of equity accounted associates and joint ventures of -€51 million (FY23 H1: €376 million), primarily due to VodafoneZiggo, reflecting lower adjusted EBITDA, lower gains on derivative instruments and higher interest expense, and Vantage Towers, due to amortisation of intangible assets following the completion of the joint venture

●     Operating profit decrease of 44.2% to €1.7 billion reflecting business disposals in the prior financial year, adverse foreign exchange rate movements and lower share of results of associates and joint ventures in the current year

Group financial performance

		Re-presented2
	H1 FY241	H1 FY23	Reported
	€m	€m	change %
Revenue	21,937	22,930	(4.3)
- Service revenue	18,618	19,207	(3.1)
- Other revenue	3,319	3,723
Adjusted EBITDAaL3,4	6,378	7,244	(12.0)
Restructuring costs	(212)	(142)
Interest on lease liabilities5	281	204
Loss on disposal of property, plant and equipment and intangible assets	(22)	(11)
Depreciation and amortisation of owned assets	(4,626)	(4,807)
Share of results of equity accounted associates and joint ventures	(51)	376
Impairment reversal	64	-
Other (expense)/income	(157)	104
Operating profit	1,655	2,968	(44.2)
Investment income	368	137
Financing costs	(1,473)	(1,418)
Profit before taxation	550	1,687
Income tax expense	(705)	(485)
(Loss)/profit for the financial period	(155)	1,202

Attributable to:
- Owners of the parent	(346)	945
- Non-controlling interests	191	257
(Loss)/profit for the financial period	(155)	1,202

Basic (loss)/earnings per share	(1.28)c	3.37c
Adjusted basic earnings per share3	3.43c	5.90c

Further information is available in a spreadsheet at investors.vodafone.com/results

Notes:
1.   The H1 FY24 results reflect average foreign exchange rates of €1:£0.86, €1:INR 89.71, €1:ZAR 20.29, €1:TRY 25.99 and €1:EGP 33.64.
2.   The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. There is no impact on previously reported Revenue and Adjusted EBITDAaL. However, Operating profit has increased by €33 million whilst Profit before taxation and Profit for the financial period both decreased by €41 million compared to amounts previously reported. Consequently, Basic earnings per share decreased by 0.15c and Adjusted basic earnings per share decreased by 0.12c compared to amounts previously reported. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.
3.   Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 40 for more information.
4.   Includes depreciation on leased assets of €2,157 million (H1 FY23: €2,046 million).
5.   Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group's definition of that metric, for re-presentation in financing costs.

Geographic performance summary
				Other			Other	Common	Elimi-
	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Functions	nations		Group
H1 FY24	€m	€m	€m	€m	€m	€m	€m	€m	€m		€m
Total revenue	6,405	2,320	3,377	1,929	2,679	3,590	1,128	721	(212)		21,937
Service revenue	5,722	2,098	2,822	1,731	2,366	2,924	828	282	(155)		18,618
Adjusted EBITDAaL1	2,527	645	640	394	766	1,241	254	(89)	-		6,378
Adjusted EBITDAaL margin (%)1	39.5%	27.8%	19.0%	20.4%	28.6%	34.6%	22.5%				29.1%

Downloadable performance information is available at: investors.vodafone.com/results

		FY23							FY24
Organic service revenue growth %*1		Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Germany		(0.5)	(1.1)	(0.8)	(1.8)	(2.8)	(2.3)	(1.6)	(1.3)	1.1	(0.1)
Italy		(2.3)	(3.4)	(2.8)	(3.3)	(2.7)	(3.0)	(2.9)	(1.6)	(1.0)	(1.3)
UK		6.5	6.9	6.7	5.3	3.8	4.6	5.6	5.7	5.5	5.6
Spain		(3.0)	(6.0)	(4.5)	(8.7)	(3.7)	(6.2)	(5.4)	(3.0)	(2.7)	(2.8)
Other Europe		2.5	2.9	2.7	2.1	3.6	2.8	2.8	4.1	3.8	3.9
Vodacom2		6.9	8.3	7.6	8.0	7.0	7.5	7.5	9.0	9.0	9.0
Other Markets2		32.3	39.7	36.0	48.8	54.9	51.7	43.5	74.1	85.0	79.3
Group		2.5	2.5	2.5	1.8	1.9	1.8	2.2	3.7	4.7	4.2

Notes:
1.   Organic service revenue growth, Group Adjusted EBITDAaL and Group Adjusted EBITDAaL margin are non-GAAP measures. See page 40 for more information.
2.   Organic service revenue growth metrics for FY23 have been re-presented for the Other Markets and Vodacom segments to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is no impact on previously reported Group metrics.

Germany ⫶ 31% of Group service revenue
	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	6,405	6,592	(2.8)
- Service revenue	5,722	5,730	(0.1)	(0.1)
- Other revenue	683	862
Adjusted EBITDAaL	2,527	2,677	(5.6)	(5.6)
Adjusted EBITDAaL margin	39.5%	40.6%

Total revenue decreased by 2.8% to €6.4 billion, driven by lower equipment revenue.

On an organic basis, service revenue was broadly stable at -0.1%* (Q1: -1.3%*, Q2: 1.1%*) as the contribution from higher broadband and mobile ARPU was offset by the cumulative impact of customer losses, and a reduction in mobile termination rates. In Q2, both fixed and mobile service revenue returned to growth, benefiting from our broadband price increases and higher mobile ARPU.

Fixed service revenue increased by 0.3%* (Q1: -0.9%*, Q2: 1.4%*), as broadband ARPU growth offset the impact of a lower broadband and TV customer base. Q2 service revenue returned to growth, supported by our broadband base price increases, which started to take effect in May. This impacted our commercial performance, as expected, and we lost 157,000 cable broadband customers and 97,000 DSL customers in H1, reflecting anticipated price increase driven disconnections. The performance of our hybrid fibre cable gigabit network continued to improve. We achieved strong results in all four major independent network tests from Connect, CHIP, Computer BILD and nPerf. Gigabit speeds are now available to over 24 million households across our hybrid fibre cable network.

Our TV customer base declined by 213,000 and our converged customer base increased by 36,000 to 2.3 million Consumer converged accounts. Ahead of changes to German TV laws, which take effect from July 2024 and end the practise of bulk TV contracting in Multi Dwelling Units ('MDUs'), we continue to progress preparations to manage this transition. We have performed three trials to re-contract customers, with a success rate of 35-65%. In total, we have 8.5 million MDU TV customers, and they generate around €800 million in basic-TV revenue.

Mobile service revenue declined by 0.6%* (Q1: -1.9%*, Q2: 0.7%*) reflecting a lower customer base and a reduction in mobile termination rates, partially offset by higher ARPU. Q2 service revenue returned to growth, supported by higher non-recurring payments from service providers and higher roaming and visitor revenue. We added 93,000 contract customers in the period driven by an improved Vodafone branded performance. As part of our ongoing commercial repositioning, we launched refreshed, fully flexible 'FamilyCard' plans.

Vodafone Business service revenue increased by 0.5%* (Q1: 0.0%*, Q2: 1.0%*) during the period, largely due to growth in the 'SoHo' customer segment, which was supported by higher fixed line ARPU, and good demand for our Cloud and Security services. We added 4.3 million IoT connections in the period, driven by strong demand from the automotive sector. In August, we launched 'Vodafone Zscaler Security Service', a secure access gateway solution which utilises the Cloud platform to deliver a safe and productive environment, specifically designed for small and medium enterprise customers. In November, we announced a new agreement with BASF, a leading global chemical manufacturing company. We will become a key partner for the operations and maintenance of their industrial private 5G networks globally, with the first being their production site in Germany.

Adjusted EBITDAaL declined by 5.6%*, reflecting a 4.3 percentage points impact from higher energy costs, as well as higher wage and inflation-indexed lease costs. The Adjusted EBITDAaL margin was 1.2* percentage points lower year-on-year at 39.5%.

In September 2023, our fibre-to-the-home ('FTTH') joint venture started its network rollout in the city of Neuss. This partnership, which will deploy FTTH to up to seven million homes over a six-year period, is complementary to our upgrade plans for our existing hybrid fibre cable network.

UK ⫶ 15% of Group service revenue
	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,377	3,392	(0.4)
- Service revenue	2,822	2,712	4.1	5.6
- Other revenue	555	680
Adjusted EBITDAaL	640	685	(6.6)	(5.3)
Adjusted EBITDAaL margin	19.0%	20.2%

Total revenue declined by 0.4% to €3.4 billion, as service revenue growth was largely offset by a decline in equipment revenue and the depreciation of the pound sterling against the euro.

On an organic basis, service revenue increased by 5.6%* (Q1: 5.7%*, Q2: 5.5%*). This was driven by continued strong growth in Consumer, and an acceleration in Business growth, partially offset by lower wholesale MVNO revenue.

Mobile service revenue grew by 6.2%* (Q1: 6.4%*, Q2: 6.1%*), driven by a higher average customer base and annual price increases in Consumer, good growth in Business and higher roaming revenue. Our contract customer base was impacted by the one-off disconnections of 179,000 zero-ARPU legacy SIMs during the period. Excluding these, our contract customer base declined by 49,000 (Q1: -66,000, Q2: 17,000) due to retail price increases implemented in a competitive environment, particularly from MVNOs. Consumer contract churn improved by 0.4 percentage points year-on-year to 12.1%, despite implementing annual contractual price increase during the period. Our digital prepaid sub-brand 'VOXI' continued to grow, with 72,000 customers added during the period.

Fixed service revenue grew by 3.8%* (Q1: 3.7%*, Q2: 3.9%*) with strong growth in Consumer. Our broadband customer base increased by 69,000 during the period and we now have 1.3 million customers. Through our partnerships with CityFibre and Openreach we can now reach 13.2 million households with full fibre broadband, more than any other provider in the UK.

Vodafone Business service revenue increased by 3.8%* (Q1: 4.4%*, Q2: 3.2%*) in the first half, supported by strong growth in mobile driven by 'SME' and Corporate customer segments. This was partially offset by a stable fixed line performance due to customer and product lifecycle churn. In August, we announced our partnership with Data Communications Company, providing connectivity for Britain's smart meter network. Through our 4G managed IoT connectivity, we will help customers reduce their energy consumption.

Adjusted EBITDAaL declined by 5.3%*, of which 3.3 percentage points was due to higher energy costs. Excluding this impact, Adjusted EBITDAaL declined, as good underlying service revenue growth was offset by the complete migration of the Virgin Media MVNO off our network. The Adjusted EBITDAaL margin declined 1.2* percentage points year-on-year at 19.0%.

In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable, and competitive third scaled network operator in the UK. Following the merger, which we expect to close before the end of calendar 2024, Vodafone will own 51% of the combined business and CK Hutchison 49%. This combination will provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe's most advanced standalone 5G networks. Full details of the transaction can be found here: investors.vodafone.com/merger-of-vodafone-uk-and-three-uk

Italy ⫶ 11% of Group service revenue
	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,320	2,377	(2.4)
- Service revenue	2,098	2,125	(1.3)	(1.3)
- Other revenue	222	252
Adjusted EBITDAaL	645	759	(15.0)	(15.0)
Adjusted EBITDAaL margin	27.8%	31.9%

Total revenue declined 2.4% to €2.3 billion due to lower service revenue and equipment revenue.

Service revenue declined by 1.3%* (Q1 -1.6%*, Q2: -1.0%*), as a result of continued price pressure in the value segment, partly offset by strong Business demand for fixed line connectivity and digital services. The improvement in quarterly trends was supported by seasonally higher mobile roaming and visitor revenue.

Mobile service revenue declined by 5.1%* (Q1: -5.8%*, Q2: -4.4%*). Price competition in the mobile value segment remained intense during the period. The quarter-on-quarter improvement reflected roaming and visitor revenue growth during the summer period, as well as our pricing actions. Our second brand 'ho.' continued to grow, with 117,000 net additions, and now has 3.1 million customers. In October, we agreed an extension to our wholesale MVNO agreement with PostePay until the end of 2028.

Fixed service revenue increased by 8.0%* (Q1: 8.7%*, Q2: 7.3%*) driven by good Business demand for connectivity and digital services, including strong take up in the Business voucher programme, an initiative related to the EU Recovery and Resilience Facility ('ERF') that subsidises high-speed broadband connectivity. Our broadband customer base declined by 46,000 during the period, reflecting the impact of new market entrants, but we added 26,000 fixed-wireless access ('FWA') customers, which are reported in our mobile customer base.

Our next generation network ('NGN') broadband services are now available to 23.6 million households, including 9.0 million through our own network and our partnership with Open Fiber. This is complemented by our fixed-wireless access services which now cover 3.9 million households via 5G FWA and 1.5 million households via 4G FWA.

Vodafone Business grew by 8.4%* (Q1: 9.4%*, Q2: 7.5%*) during the period, driven by further acceleration in fixed service revenue, supported by good demand for both our connectivity and digital services. We recently announced that Vodafone will provide hybrid 5G Mobile Private Network infrastructure to SNAM, one of Europe's largest natural gas transportation companies, with dedicated coverage enabling innovative solutions for the energy transition in Italy.

Adjusted EBITDAaL declined by 15.0%* including a 10.1 percentage point impact due to higher energy costs. Adjusted EBITDAaL growth was also impacted by lower mobile service revenue and other inflationary costs, partially offset by our continued strong focus on cost control. The Adjusted EBITDAaL margin was 4.1* percentage points lower year-on-year at 27.8%.

Spain ⫶ 9% of Group service revenue
	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	1,929	1,965	(1.8)
- Service revenue	1,731	1,782	(2.9)	(2.8)
- Other revenue	198	183
Adjusted EBITDAaL	394	445	(11.5)	(11.6)
Adjusted EBITDAaL margin	20.4%	22.6%

Total revenue declined by 1.8% to €1.9 billion due to lower service revenue.

On an organic basis, service revenue declined by 2.8%* (Q1: -3.0%*, Q2: -2.7%*) driven by a lower customer base, continued price competition in the Consumer value segment and a reduction in mobile termination rates. This was partially offset by the positive contribution from inflation-linked price increases and good demand for our Business digital services. The acceleration in quarterly trends was further supported by the improvement in our commercial performance.

In mobile, our contract customer base declined by 9,000 during the period, reflecting higher disconnections in Q1, following our implementation of inflation-linked price increases in January. Our net additions improved in Q2, supported by strong growth in the reseller segment due to non-recurring customer acquisitions, our commercial actions to strengthen the Vodafone brand and lower churn following the completion of our price actions. Contract churn improved by 1.7 percentage points year-on-year during the period to 18.2%.

Our broadband customer base declined by 85,000 and our TV customer base decreased by 49,000 due to intense price competition in the value segment. Our converged customer base remained broadly stable at 2.1 million. At the beginning of Q1, we closed 15% of our retail stores and chose not to renew several dealership channel contracts in order to increase our distribution efficiency.

Vodafone Business service revenue declined by 2.0%* (Q1: -2.8%*, Q2: -1.2%*) during the period, as good growth in digital services and public sector contract wins were offset by declining mobile connectivity revenue, due to price competition in the 'SoHo' customer segment.

Adjusted EBITDAaL declined by 11.6%*, which reflects a 4.1 percentage point impact from one-off tax benefits in the prior year and a 2.9 percentage point impact from higher energy costs.

On 31 October 2023, we announced that Vodafone has entered into binding agreements with Zegona Communications plc in relation to the sale of 100% of Vodafone Spain. On completion, which is expected to take place in the first half of 2024, Vodafone's consideration will comprise at least €4.1 billion in cash and up to €0.9 billion in the form of Redeemable Preference Shares, which redeem no later than six years after closing. The enterprise value of €5.0 billion is equivalent to a multiple of 5.3x Adjusted EBITDAaL and 12.7x OpFCF for the 12-month period ended 31 March 2023. Full details of the transaction can be found here: investors.vodafone.com/sale-of-vodafone-spain.

Other Europe ⫶ 13% of Group service revenue
	H1 FY24	H1 FY231	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,679	2,894	(7.4)
- Service revenue	2,366	2,552	(7.3)	3.9
- Other revenue	313	342
Adjusted EBITDAaL	766	843	(9.1)	0.7
Adjusted EBITDAaL margin	28.6%	29.1%

Note:
1.  Comparatives include the results of Vodafone Hungary. As previously reported, Vodafone Hungary was sold in January 2023.

Total revenue declined by 7.4% to €2.7 billion, reflecting the disposal of Vodafone Hungary in the prior year.

On an organic basis, service revenue increased by 3.9%* (Q1: 4.1%*, Q2: 3.8%*), with all six markets growing during the period, supported by our price actions in most markets.

In Portugal, both the Consumer and Business segments continued to perform well, with a further acceleration in service revenue growth, supported by inflation-linked contractual price increases implemented in March 2023. We added 80,000 mobile contract customers and 21,000 fixed broadband customer during the period. In September 2022, we announced that we had entered into an agreement to buy Portugal's fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A. The transaction is conditional on regulatory approval.

In Ireland, service revenue increased, driven by good commercial momentum and a higher average customer base, and supported by our annual contractual price increases. We added 10,000 mobile contract customers during the period. Through our fixed wholesale network access partnerships, we now cover over 1 million households with FTTH.

Service revenue in Greece grew, reflecting good growth in our Business fixed segment, supported by public sector demand. During the period we added 78,000 mobile contract customers, and our broadband customer base declined by 6,000.

Vodafone Business service revenue increased by 5.8%* (Q1: 6.4%*, Q2: 5.2%*) during the period, with growth in both connectivity and digital services, including IoT and SD-WAN solutions. Growth in connectivity was supported by a higher customer base, price increases in the 'SoHo' and 'SME' customer segments across markets, and public sector contract wins in Greece and Romania.

Adjusted EBITDAaL grew by 0.7%*, as service revenue growth and ongoing cost efficiencies offset the impact from higher energy costs. The Adjusted EBITDAaL margin decreased by 1.0* percentage points year-on-year at 28.6%.

Vodacom ⫶ 16% of Group service revenue
		Re-presented1
	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,590	4,179	(14.1)
- Service revenue	2,924	3,422	(14.6)	9.0
- Other revenue	666	757
Adjusted EBITDAaL	1,241	1,527	(18.7)	4.9
Adjusted EBITDAaL margin	34.6%	36.5%

Note:
1.   Comparative metrics for H1 FY23 have been re-presented to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment from 1 April 2023.

Total revenue declined by 14.1% to €3.6 billion due to the depreciation of local currencies versus the euro.

On an organic basis, Vodacom's service revenue grew by 9.0%* (Q1: 9.0%*, Q2: 9.0%*) with growth in South Africa, Egypt and Vodacom's international markets. The stable quarterly trend reflected an acceleration in South Africa, from strong prepaid revenue growth, offset by a slowdown in the international markets due to macroeconomic pressures.

In South Africa, service revenue growth was driven by the Consumer mobile segment, which benefited from price increases, a higher prepaid customer base, and good fixed line growth. We added 2.2 million mobile prepaid customers in the period, supported by our Big Data led customer value management capabilities which offer personalised bundles to customers. Across our active customer base, 74.2% of our mobile customers now use data services, an increase of 2.0 million year-on-year. Financial Services revenue grew by 10.8%* to €77 million, supported by growth in our insurance services. Our 'VodaPay' super-app has continued to gain traction with 4.1 million registered users.

Service revenue in Egypt continued to grow strongly, reflecting increased data usage, good commercial momentum with our financial services product, 'Vodafone Cash', which now has 6.7 million active users, and our refreshed 'Vodafone Flex' proposition offering customers flexible in-bundle content options. During the period, we added 184,000 contract customers and 1.3 million prepaid mobile customers.

In Vodacom's international markets, service revenue growth was supported by an increase in data revenue, a higher customer base, and M-Pesa growth. Growth slowed in Q2, due to price competition in Mozambique, and macroeconomic pressures in the DRC. M-Pesa revenue grew by 13.8%* and now represents 26.3% of service revenue. We now have 53.7 million mobile customers, with 62.5% of active customers using data services.

Vodacom's Adjusted EBITDAaL increased by 4.9%*, supported by service revenue growth and cost initiatives, partially offset by an increase in payroll and technology operating expenses as we continued to improve the resilience of our network in South Africa. The Adjusted EBITDAaL margin decreased by 1.2* percentage points to 34.6%.

Further information on our operations in Africa can be accessed here: vodacom.com.

Other Markets1 ⫶ 4% of Group service revenue
		Re-presented2
	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	1,128	976	15.6
- Service revenue	828	771	7.4	79.3
- Other revenue	300	205
Adjusted EBITDAaL	254	228	11.4	89.1
Adjusted EBITDAaL margin	22.5%	23.4%

Notes:
1.   The Other Markets segment only includes Vodafone Turkey in FY24. The comparatives include the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
2.   The comparatives for H1 FY23 have been re-presented to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment from 1 April 2023.

Total revenue increased by 15.6% to €1.1 billion, with strong service revenue growth offset by significant currency devaluation.

On an organic basis, service revenue in Turkey grew by 79.3%* (Q1: 74.1%*, Q2: 85.0%), and despite material currency devaluation, also increased in euro terms in H1. This was driven by continued customer base growth and ongoing repricing actions to reflect the high inflationary environment. We maintained our good commercial momentum, adding 688,000 mobile contract customers during the period, including migrations of prepaid customers.

Adjusted EBITDAaL in Turkey increased by 89.1%* despite significant inflationary pressure on our cost base, and grew in euro terms during the period. The Adjusted EBITDAaL margin increased by 0.1* percentage points year-on-year at 22.5%.

Hyperinflationary accounting in Turkey

Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. See note 1 'Basis of preparation' in the condensed consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment in the period in Turkey. Group service revenue growth excluding Turkey was 2.3%* (Q1: 1.8%*, Q2: 2.8%*) and Adjusted EBITDAaL excluding Turkey declined by 2.0%*.

Associates and joint ventures
		Re-presented1
	H1 FY24	H1 FY23
	€m	€m
Vantage Towers (Oak Holdings 1 GmbH)	(78)	-
VodafoneZiggo Group Holding B.V.	(78)	162
Safaricom Limited	89	110
Indus Towers Limited	62	33
Other2 (including TPG Telecom Limited)	(46)	71
Share of results of equity accounted associates and joint ventures	(51)	376

Notes:
1.   The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. The share of results from Indus Towers Limited has increased to €33 million compared to €nil as previously reported.  See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.
2.   The Group's investment in Vodafone Idea Limited ('VIL') was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL's results since that date.

Vantage Towers (Oak Holdings 1 GmbH Joint Venture)
On 23 March 2023, we announced the completion of Oak Holdings GmbH, our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. We received initial net proceeds of €4.9 billion in March 2023, and a further €500 million in July 2023, taking total net proceeds to €5.4 billion and the Consortium's ownership in Oak Holdings GmbH to 40%. We agreed a further six-month window for the Consortium to acquire additional shares in Oak Holdings at the same price, up to a maximum of 50% ownership, by the end of 2023.

Total revenue increased 7.2% to €561 million in H1 FY24, driven by 920 new tenancies and new macro sites. As a result, the tenancy ratio increased to 1.48x. Adjusted EBITDAaL increased by 3.7%* to €283 million, driven by revenue growth, partly offset by increased operating expenses and higher ground lease expenses.

Vodafone's share of results in H1 FY24 reflects the amortisation of intangible assets arising from the completion of the co-control partnership for Vantage Towers.

See note 2 'Segmental analysis' in the condensed consolidated financial statements for more information.

VodafoneZiggo Joint Venture (Netherlands)
The results of VodafoneZiggo, in which Vodafone owns a 50% stake, are prepared under US GAAP, which is broadly consistent with Vodafone's IFRS basis of reporting.

Total revenue remained broadly stable at €2.0 billion, as contractual price increases and mobile contract customer growth were offset by a decline in the fixed customer base and lower handset sales.

During the period, VodafoneZiggo added 67,000 mobile contract customers, supported by best-in-class net promoter score. VodafoneZiggo's broadband customer base declined by 65,000 customers to 3.2 million due to price increases, and continued competitive environment. The number of converged households remained stable with 47.5% of broadband customers now converged, delivering significant NPS and customer loyalty benefits. VodafoneZiggo now offers gigabit speeds to 7.5 million homes, providing nationwide coverage.

Vodafone's lower share of results in H1 FY24 was largely due to lower adjusted EBITDA, lower gains on derivative financial instruments and higher third-party interest expenses.

During the period, Vodafone received €26 million in interest payments from the joint venture.

Safaricom Associate (Kenya)
Safaricom service revenue declined to €1.0 billion, as the benefits of strong mobile data growth and higher customer base were offset by the devaluation of local currency.

Vodafone's lower share of results was due to the depreciation of the Kenyan shilling versus the euro.

During the period, Vodafone received €63 million in dividends from Safaricom.

Net financing costs
		Re-presented1
	H1 FY24	H1 FY23	Reported
	€m	€m	change %
Investment income	368	137
Financing costs	(1,473)	(1,418)
Net financing costs	(1,105)	(1,281)	13.7
Adjustments for:
Mark-to-market losses	141	41
Foreign exchange losses	90	299
Adjusted net financing costs2	(874)	(941)	7.1

Notes:
1.  The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, Investment income decreased by €74 million compared to €211 million as previously reported. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.

2.  Adjusted net financing costs is a non-GAAP measure. See page 40 for more information.

Net financing costs decreased by €176 million, primarily due to non-recurring foreign exchange losses in the prior period on intercompany funding arrangements with Vodafone Ghana and Vodafone Hungary partially offset by a mark-to-market loss recognised in the current period on the revaluation of the embedded derivative option linked to the Group's bank borrowings secured against Indian assets.

Adjusted net financing costs decreased by €67 million, reflecting both a decrease in average net debt balances and higher returns on cash and short-term investments.

Taxation
		Re-presented1
	H1 FY24	H1 FY23	Change
	%	%	pps
Effective tax rate	128.2%	28.7%	99.5
Adjusted effective tax rate2	30.3%	27.2%	3.1

Notes:
1.  The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers is no longer reported as held for sale. Consequently, the Effective tax rate increased by 0.6pps compared to 28.1% as previously reported. Similarly, the Adjusted effective tax rate increased by 1.0pps compared to 26.2% as previously reported. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.
2.  Adjusted effective tax rate is a non-GAAP measure. See page 40 for more information.

The Group's Effective tax rate for H1 FY24 was 128.2%.

The Group's Adjusted effective tax rate for H1 FY24 was 30.3% (H1 FY23: 27.2%). This is higher than our expectations for the full year tax rate, which we continue to expect to be in the high 20%s and is mainly due to a €78 million tax charge arising on proceeds received as part of the Vantage Towers transaction carried out in H1 FY24.

The Effective tax rate for H1 FY24 includes €250 million relating to the use of prior year losses in Luxembourg, an increase in deferred tax assets in Turkey of €28 million following the rise in the corporate tax rate to 25% (previously 20%) as well as the Vantage Towers transaction mentioned above. The Effective tax rate for H1 FY23 did not include these amounts. H1 FY24 also includes a €121 million charge as an effect of hyper-inflation accounting policies in Turkey (H1 FY23: €55 million).

Earnings per share
		Re-presented1	Reported
	H1 FY24	H1 FY23	change
	eurocents	eurocents	eurocents
Basic (loss)/earnings per share	(1.28)c	3.37c	(4.65)c
Adjusted basic earnings per share2	3.43c	5.90c	(2.47)c

Notes:
1.  The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, basic earnings per share decreased by 0.15c compared to 3.52c as previously reported. Adjusted basic earnings per share decreased by 0.12c compared to 6.02c as previously reported. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.
2.  Adjusted basic earnings per share is a non-GAAP measure. See page 40 for more information.

Basic loss per share was 1.28 eurocents, compared to basic earnings per share of 3.37 eurocents for H1 FY23, principally due to lower Operating profit.

Adjusted basic earnings per share was 3.43 eurocents, compared to 5.90 eurocents for H1 FY23, principally due to lower Adjusted EBITDAaL.

Cash flow, capital allocation and funding

Analysis of cash flow
	H1 FY24	H1 FY23	Reported
	€m	€m	change %
Inflow from operating activities	5,544	6,280	(11.7)
Outflow from investing activities	(3,808)	(4,089)	6.9
Outflow from financing activities	(6,378)	(2,993)	(113.1)
Net cash outflow	(4,642)	(802)	(478.8)
Cash and cash equivalents at beginning of the financial period	11,628	7,371
Exchange gain on cash and cash equivalents	45	282
Cash and cash equivalents at end of the financial period	7,031	6,851

Cash inflow from operating activities decreased to €5,544 million reflecting lower operating profit and adverse working capital movements, which offset lower taxation payments.

Outflow from investing activities decreased by 6.9% to €3,808 million, primarily in relation to lower spend on property, plant and equipment and proceeds from the sale of 3.9% of Oak Holdings 1 GmbH in the period, which outweighed lower dividends received from associates and joint ventures and a higher net outflow in respect of short-term investments. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities increased by 113.1% to €6,378 million. Lower inflows from the net movement in short-term borrowings arising from collateral receipts outweighed higher proceeds from the issue of long-term borrowings and lower outflows in relation to the purchase of treasury shares.

Analysis of cash flow (continued)
	H1 FY24	H1 FY23	Reported
	€m	€m	change %
Adjusted EBITDAaL1	6,378	7,244	(12.0)
Capital additions2	(3,365)	(3,541)
Working capital	(3,378)	(3,405)
Disposal of property, plant and equipment and intangible assets	12	-
Integration capital additions	(66)	(101)
Restructuring costs including working capital movements3	(238)	(214)
Licences and spectrum	(173)	(2,181)
Interest received and paid4	(560)	(688)
Taxation	(472)	(672)
Dividends received from associates and joint ventures	75	463
Dividends paid to non-controlling shareholders in subsidiaries	(167)	(290)
Other	3	140
Free cash flow1	(1,951)	(3,245)	39.9
Acquisitions and disposals	266	(98)
Equity dividends paid	(1,210)	(1,263)
Share buybacks4	-	(1,004)
Foreign exchange gain/(loss)	14	(65)
Other movements in net debt5	16	1,730
Net debt increase1	(2,865)	(3,945)
Opening net debt1	(33,375)	(41,578)
Closing net debt1	(36,240)	(45,523)	20.4

Free cash flow1	(1,951)	(3,245)
Adjustments:
- Licences and spectrum	173	2,181
- Restructuring costs including working capital movements3	238	214
- Integration capital additions	66	101
- Vantage Towers growth capital expenditure	-	236
Adjusted free cash flow1	(1,474)	(513)

Notes:
1.  Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 40 for more information.
2.  See page 52 for an analysis of tangible and intangible additions in the year.
3.  Includes working capital in respect of integration capital additions.
4.  Interest received and paid excludes €246 million outflow (H1 FY23: €153 million) in relation to the cash portion of interest on lease liabilities included within Adjusted EBITDAaL, €nil million of cash outflow (H1 FY23: €58 million) of interest arising from the repayment of debt in respect of licenses and spectrum and €nil million of cash inflow (H1 FY23: €86 million) from the option structures relating to the issue of the mandatory convertible bonds which is included within Share buybacks. The share buyback programmes completed on 15 March 2023.
5.  'Other movements on net debt' for H1 FY24 includes mark-to-market losses recognised in the income statement of €141 million (H1 FY23: €127 million loss), together with €nil million (H1 FY23: €1,739 million) for the repayment of debt in relation to licenses and spectrum in Italy.

Adjusted free cash flow decreased by €961 million to an outflow of €1,474 million in the period. This reflects a decrease in Adjusted EBITDAaL in the period, together with lower dividends from associates and joint ventures, which outweighed lower taxation, lower interest received and paid and lower dividends paid to non-controlling shareholders in subsidiaries.

Acquisitions and disposals includes €500 million in relation to the disposal of 3.9% of Oak Holdings 1 GmbH in the period.

Borrowings and cash position
	H1 FY24	Year-end FY23	Reported
	€m	€m	change %
Non-current borrowings	(52,717)	(51,669)
Current borrowings	(12,341)	(14,721)
Borrowings	(65,058)	(66,390)
Cash and cash equivalents	7,148	11,705
Borrowings less cash and cash equivalents	(57,910)	(54,685)	(5.9)

Borrowings principally includes bonds of €43,316 million (€44,116 million as at 31 March 2023), lease liabilities of €13,039 million (€13,364 million as at 31 March 2023), cash collateral liabilities of €4,431 million (€4,886 million as at 31 March 2023) and €1,597 million (€1,485 million as at 31 March 2023) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea.

The decrease in borrowings of €1,332 million was principally driven by repayment of bonds of €2,744 million and a decrease in collateral liabilities of €455 million offset by the issuance of long-term bonds of €1,314 million and adverse foreign exchange movements on bonds of €607 million.

Funding position
	H1 FY24	Year-end FY23	Reported
	€m	€m	change %
Bonds	(43,316)	(44,116)
Bank loans	(968)	(795)
Other borrowings including spectrum	(1,707)	(1,744)
Gross debt1	(45,991)	(46,655)	1.4
Cash and cash equivalents	7,148	11,705
Short-term investments2	4,094	4,305
Derivative financial instruments3	2,291	1,917
Net collateral liabilities4	(3,782)	(4,647)
Net debt1	(36,240)	(33,375)	(8.6)

Notes:
1.  Gross debt and Net debt are non-GAAP measures. See page 40 for more information.
2.  Short-term investments includes €1,911 million (€1,338 million as at 31 March 2023) of highly liquid government and government-backed securities and managed investment funds of €2,183 million (€2,967 million as at 31 March 2023) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3.  Derivative financial instruments excludes derivative movements in cash flow hedging reserves of €1,190 million gain (€2,785 million gain as at 31 March 2023).
4.  Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt increased by €2,865 million to €36,240 million. This was driven by the free cash outflow of €1,952 million and equity dividends of €1,210 million.

Other funding considerations include:
	H1 FY24	Year-end FY23
	€m	€m
Lease liabilities	(13,039)	(13,364)
Financial liabilities under put options (KDG minority interests)	(493)	(485)
Net pension fund liabilities	(235)	(258)
Guarantees over loan issued by Australia joint venture	(1,653)	(1,611)
Equity characteristic of 50% attributed by credit rating agencies to 'Hybrid bonds' included in net debt of €8,993 million (€9,942 million as at 31 March 2023)1	4,497	4,971

Note:
1.  Balance as at 30 September 2023 excludes any equity characteristic for Hybrid bonds included in net debt of €438 million that are expected to be repaid during H2 FY24. The Group subsequently announced on 7 November 2023 that it will repay these securities on 3 January 2024.

The Group's gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1,317 million higher value (€1,282 million higher as at 31 March 2023) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than the euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included, the euro equivalent value of the bonds would decrease by €1,995 million (€1,440 million as at 31 March 2023).

Return on capital employed

Return on capital employed ('ROCE') reflects how efficiently we are generating profit with the capital we deploy.  We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures. ROCE calculated using GAAP measures for the 12 months ended 30 September 2023 was 11.5% (FY23: 12.9%), arising from lower operating profit.

The table below presents adjusted ROCE metrics.
		Re-presented1
	H1 FY242	H1 FY232	Change
	%	%	pps
Pre-tax ROCE (controlled)3	6.4%	6.9%	(0.5)
Post-tax ROCE (controlled and associates/joint ventures)3	4.1%	5.2%	(1.1)

Notes:
1.  The results for the 12 months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, Post-tax ROCE (controlled and associates/joint ventures) has increased by 0.1pps compared to 5.1% as previously reported. There is no impact on Pre-tax ROCE (controlled). See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.
2.  The half-year ROCE calculation is based on returns for the 12 months ended 30 September. ROCE calculations for H1 FY24 include the results of Vantage Towers until its disposal on 22 March 2023 and the results of Oak Holdings 1 GmbH from that date.
3.  ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 40 for more information.

Funding facilities

As at 30 September 2023, the Group had undrawn revolving credit facilities of €7.8 billion comprising euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€3.8 billion) which mature in 2025 and 2028 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion (€14.2 billion) and €10 billion respectively.

Post employment benefits

As at 30 September 2023, the Group's net surplus of scheme assets over scheme liabilities was €30 million (€71 million net surplus as at 31 March 2023).

Dividends

Dividends will continue to be declared in euros, aligning the Group's shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 4.50 eurocents (H1 FY23: 4.50 eurocents).

The ex-dividend date for the interim dividend is 23 November 2023 for ordinary shareholders, the record date is 24 November 2023 and the dividend is payable on 2 February 2024. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Other significant developments

Board changes

As previously announced, Sir Crispin Davis, Dame Clara Furse and Valerie Gooding did not seek re-election at the 2023 Annual General Meeting and retired from the Board at the conclusion of the meeting on 25 July 2023.

Consequently, the Senior Independent Director role has transitioned to David Nish, the Remuneration Committee Chair role to Amparo Moraleda and both Delphine Ernotte Cunci and Christine Ramon have been appointed Workforce Engagement Leads.

On 24 July 2023, we announced the appointment of Luka Mucic as Group Chief Financial Officer and as an Executive Director of Vodafone, effective from 1 September 2023.

Risk factors

Principal risks

The key factors and uncertainties that could have a significant effect on the Group's financial performance, include the following:

Adverse changes in macroeconomic conditions
Adverse changes to economic conditions could result in reduced consumer spending, higher interest rates, adverse inflation, currency devaluations or movements in foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or an increase in costs.

Adverse market conditions
Significant activity by competition, such as price wars, new market entrants or business practices, may lead to reduced margins and market share, and increased customer churn.

Adverse political and policy environment
An adverse political and policy environment could impact our strategy and result in increased costs, create competitive disadvantage or have a negative impact on our return on capital employed.

Cyber threat
An external attack, insider threat or supplier breach could cause service interruption or confidential data breaches.

Data management and privacy
Data breaches, misuse of data, data manipulation, inappropriate data sharing, or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customers' expectations.

Disintermediation
Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Organisational simplification
Failure to effectively execute on our goal to simplify our organisation and operating model could result in reduced speed of decision-making and delivery, reduced clarity on accountabilities, and higher cost.

Strategic transformation
Failure to effectively execute our transformational activities, including shaping our portfolio and delivering on product innovation, could result in loss of business value and/or additional cost.

Supply chain disruption
Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice and lower network quality.

Technology resilience and future readiness
Network, system, or platform outages, or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue.

Watchlist risks

Our watchlist risk process enables us to monitor material risks to the Group which fall outside principal risks. These include, but are not limited to:

Climate change
As part of our commitment to operate ethically and sustainably, we are dedicated to understanding climate-related risks and opportunities and embedding responses to these into our business strategy and operations.

Electromagnetic field ('EMF')
The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. We refer to the current body of scientific evidence so that the services and products we provide are within prescribed safety limits and adhere to all relevant standards and national laws.

Infrastructure competitiveness
We continue to provide the appropriate broadband technology in our fixed and mobile networks. Our Technology 2025 Strategy incorporates our fixed and mobile network evolution steps to enhance our coverage and network performance.

Legal compliance
The legal compliance risk is made up of multiple sub-risks (sanctions and trade controls, competition law, anti-bribery and anti-money laundering). Controls are in place to monitor and manage these risks and ensure compliance with the relevant regulations and legislation.

Tax
Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group. We have controls in place to govern each of these areas in line with our tax principles.

Emerging risks

We face a number of uncertainties where an emerging risk may potentially impact us. In some cases, there may be insufficient information to understand the likelihood, impact or velocity of the risk. Also, we might not be able to fully define a mitigation plan until we have a better understanding of the threat.

We continue to identify new emerging risk trends, using inputs from analysis of the external environment and internal sources. We evaluate our risks across different time periods, allowing us to provide the appropriate level of focus on these emerging risks.

We work with the relevant experts across the business to assess the potential impacts and time horizon of these risks. Our emerging risks, within preferred risk categories, are provided to the Executive Committee and the Audit and Risk Committee for further scrutiny.

Responsibility statement

We confirm that to the best of our knowledge:

-     The unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as issued by the International Accounting Standards Board and as contained in UK-adopted international accounting standards; and

-     The interim management report includes a fair review of the information required by Disclosure Guidance and Transparency Rules sourcebook 4.2.7 and Disclosure Guidance and Transparency Rules sourcebook 4.2.8.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

The names and functions of the Vodafone Group Plc board of directors can be found at:

www.vodafone.com/board

By Order of the Board
Maaike de Bie
Group General Counsel and Company Secretary
14 November 2023

Unaudited condensed consolidated financial statements

Consolidated income statement
		Six months ended 30 September
			Re-presented1
		2023	2022
	Note	€m	€m
Revenue	2	21,937	22,930
Cost of sales		(15,277)	(15,580)
Gross profit		6,660	7,350
Selling and distribution expenses		(1,557)	(1,711)
Administrative expenses		(3,009)	(2,819)
Net credit losses on financial assets		(295)	(332)
Share of results of equity accounted associates and joint ventures		(51)	376
Impairment reversal		64	-
Other (expense)/income		(157)	104
Operating profit	2	1,655	2,968
Investment income		368	137
Financing costs		(1,473)	(1,418)
Profit before taxation		550	1,687
Income tax expense	3	(705)	(485)
(Loss)/profit for the financial period		(155)	1,202

Attributable to:
- Owners of the parent		(346)	945
- Non-controlling interests		191	257
(Loss)/profit for the financial period		(155)	1,202

(Loss)/earnings per share
Total Group:
- Basic	5	(1.28)c	3.37c
- Diluted	5	(1.28)c	3.36c

Consolidated statement of comprehensive income/expense
		Six months ended 30 September
			Re-presented1
		2023	2022
		€m	€m
(Loss)/profit for the financial period		(155)	1,202
Other comprehensive (expense)/income:
Items that may be reclassified to the income statement in subsequent periods:
Foreign exchange translation differences, net of tax		(95)	(421)
Foreign exchange translation differences transferred to the income statement		23	-
Other, net of tax2		(1,150)	924
Total items that may be reclassified to the income statement in subsequent periods		(1,222)	503
Items that will not be reclassified to the income statement in subsequent periods:
Net actuarial losses on defined benefit pension schemes, net of tax		(58)	(42)
Total items that will not be reclassified to the income statement in subsequent periods		(58)	(42)
Other comprehensive (expense)/income		(1,280)	461
Total comprehensive (expense)/income for the financial period		(1,435)	1,663

Attributable to:
- Owners of the parent		(1,626)	1,377
- Non-controlling interests		191	286
		(1,435)	1,663

Notes:
1.  The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. See note 4 'Assets held for sale' for more information.
2.  Principally includes the impact of the Group's cash flow hedges deferred to other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.
Unaudited condensed consolidated financial statements

Consolidated statement of financial position
		30 September	31 March
		2023	2023
	Note	€m	€m
Non-current assets
Goodwill		27,544	27,615
Other intangible assets		18,874	19,592
Property, plant and equipment		37,363	37,992
Investments in associates and joint ventures	7	10,457	11,079
Other investments		1,078	1,093
Deferred tax assets		19,460	19,316
Post employment benefits		265	329
Trade and other receivables		7,226	7,843
		122,267	124,859
Current assets
Inventory		1,009	956
Taxation recoverable		296	279
Trade and other receivables		11,459	10,705
Other investments		5,917	7,017
Cash and cash equivalents		7,148	11,705
		25,829	30,662

Total assets		148,096	155,521

Equity
Called up share capital		4,797	4,797
Additional paid-in capital		149,211	149,145
Treasury shares		(7,647)	(7,719)
Accumulated losses		(114,891)	(113,086)
Accumulated other comprehensive income		28,982	30,262
Total attributable to owners of the parent		60,452	63,399
Non-controlling interests		1,110	1,084
Total equity		61,562	64,483

Non-current liabilities
Borrowings		52,717	51,669
Deferred tax liabilities		728	771
Post employment benefits		235	258
Provisions		1,481	1,572
Trade and other payables		2,375	2,184
		57,536	56,454
Current liabilities
Borrowings		12,341	14,721
Financial liabilities under put option arrangements		493	485
Taxation liabilities		453	457
Provisions		732	674
Trade and other payables		14,979	18,247
		28,998	34,584

Total equity and liabilities		148,096	155,521

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.
Unaudited condensed consolidated financial statements

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital1	Treasury shares	Accumulated comprehensive losses2	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2022 Re-presented3	4,797	149,018	(7,278)	(91,189)	55,348	2,290	57,638
Issue or reissue of shares	-	1	108	(100)	9	-	9
Share-based payments	-	66	-	-	66	5	71
Transactions with non-controlling interests in subsidiaries	-	-	-	(24)	(24)	(12)	(36)
Comprehensive income	-	-	-	1,377	1,377	286	1,663
Dividends	-	-	-	(1,265)	(1,265)	(285)	(1,550)
30 September 2022 Re-presented3	4,797	149,085	(7,170)	(91,201)	55,511	2,284	57,795

1 April 2023	4,797	149,145	(7,719)	(82,824)	63,399	1,084	64,483
Issue or reissue of shares	-	1	72	(72)	1	-	1
Share-based payments	-	65	-	-	65	4	69
Transactions with non-controlling interests in subsidiaries	-	-	-	(8)	(8)	(3)	(11)
Share of equity-accounted entitiesʼ changes in equity	-	-	-	(164)	(164)	-	(164)
Comprehensive (expense)/income	-	-	-	(1,626)	(1,626)	191	(1,435)
Dividends	-	-	-	(1,215)	(1,215)	(166)	(1,381)
30 September 2023	4,797	149,211	(7,647)	(85,909)	60,452	1,110	61,562

Notes:
1.  Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.  Includes accumulated losses and accumulated other comprehensive income.
3.  The results for the period ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. As at 30 September 2022, accumulated comprehensive losses decreased by €58 million, resulting in an increase of €58 million in total equity compared to amounts previously reported. As at 1 April 2022, accumulated comprehensive losses decreased by €96 million, resulting in an increase of €96 million in total equity compared to amounts previously reported. See Note 4 'Assets held for sale' for more information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements

Consolidated statement of cash flows
		Six months ended 30 September
		2023	2022
	Note	€m	€m
Inflow from operating activities	8	5,544	6,280

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired		-	-
Purchase of interests in associates and joint ventures		(52)	(61)
Purchase of intangible assets		(1,536)	(1,433)
Purchase of property, plant and equipment		(2,888)	(3,456)
Purchase of investments		(1,704)	(871)
Disposal of interests in subsidiaries, net of cash disposed		(67)	-
Disposal of interests in associates and joint ventures		500	-
Disposal of property, plant and equipment and intangible assets		12	-
Disposal of investments		1,557	1,130
Dividends received from associates and joint ventures		75	463
Interest received		295	139
Outflow from investing activities		(3,808)	(4,089)

Cash flows from financing activities
Proceeds from issue of long-term borrowings		1,430	187
Repayment of borrowings		(5,492)	(5,549)
Net movement in short-term borrowings		40	6,194
Net movement in derivatives		138	(205)
Interest paid1		(1,101)	(952)
Purchase of treasury shares		-	(1,090)
Issue of ordinary share capital and reissue of treasury shares		1	9
Equity dividends paid		(1,210)	(1,263)
Dividends paid to non-controlling shareholders in subsidiaries		(167)	(290)
Other transactions with non-controlling shareholders in subsidiaries		(17)	(34)
Outflow from financing activities		(6,378)	(2,993)

Net cash outflow		(4,642)	(802)

Cash and cash equivalents at beginning of the financial period2		11,628	7,371
Exchange gain on cash and cash equivalents		45	282
Cash and cash equivalents at end of the financial period2		7,031	6,851

Notes:
1.  Interest paid includes €nil million (Six months ended 30 September 2022: €86 million inflow) in relation to derivative financial instruments for the Share buyback related to maturing tranches of mandatory convertible bonds.
2.  Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €7,148 million (€7,072 million as at 30 September 2022), together with overdrafts of €117 million (€226 million as at 30 September 2022) and €nil million (€5 million as at 30 September 2022) of cash and cash equivalents included within Assets held for sale.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1      Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2023:

●     are prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as adopted by the United Kingdom;

●     are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group's Annual Report for the year ended 31 March 2023;

●    with the exception of IFRS 17 'Insurance contracts' (see below) apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2023, which were prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the IASB and with the requirements of the UK Companies Act 2006. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34;

●     include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

●    do not constitute statutory accounts within the meaning of section 434(3) of the UK Companies Act 2006; and

●    were approved by the Board of directors on 14 November 2023.

The information relating to the year ended 31 March 2023 is extracted from the Group's published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the auditors' report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The Group has a strong liquidity position as at 30 September 2023 with €7.1 billion of cash and cash equivalents and €4.1 billion of liquid short-term investments available, together with undrawn revolving credit facilities of €7.8 billion (of which €4.0 billion becomes due for renewal in February 2025), which cover all the Group's reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios including not being able to renew the credit facility in February 2025 and not being able to access the capital markets during the assessment period. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period up to and including March 2025 and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1      Basis of preparation (continued)

Critical accounting judgements and estimates

The Group's critical accounting judgements and estimates are disclosed in the Group's Annual Report for the year ended 31 March 2023.

Judgements relating to potential indicators of impairment

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets as at 31 March.

At interim reporting periods, the Group performs a review to identify any indicator of impairment that may indicate that the carrying amount of any of the Group's cash generating units ('CGUs') may not be recoverable.  As part of this assessment as at 30 September 2023, the Group reviewed the key assumptions underlying the value in use valuations used in the annual impairment test at 31 March 2023. This included the year to-date performance of the Group's CGUs against their budgets, as well as considering the valuation implications of changes in other factors such as risk free discount rates and the assessment of long term growth rates.

The Group's review of the potential impact of indicators of impairment and recoverable amounts did not indicate that the carrying amount of any of the Group's CGUs was not recoverable as at 30 September 2023.

Hyperinflation accounting

The Group continues to apply hyperinflationary accounting, as specified in IAS 29, at its Turkish operations whose functional currency is the Turkish lira and to Safaricom's operations in Ethiopia where the Ethiopian birr is the functional currency.

Turkish lira and Ethiopian birr results and non-monetary asset and liability balances for the six months ended 30 September 2023 have been revalued to their present value equivalent local currency amount as at 30 September 2023, based on an inflation index, before translation to euros at the reporting date exchange rate of €1 : 29.03 TRL and €1 : 58.73 ETB, respectively.

For the Group's operations in Turkey, the gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within Other income.

For Safaricom's operations in Ethiopia, the impacts of IAS 29 accounting are reflected as an increase to Investments in associates and joint ventures and an increase to Profit attributable to the joint ventures and associates.

The inflation index in Turkey selected to reflect the change in purchasing power was the consumer price index ('CPI') issued by the Turkish Statistical Institute which has risen by 30.08% during the six months ended 30 September 2023. The inflation index selected in Ethiopia is the CPI issued by the Central Statistics Agency of Ethiopia which rose 12.09% during the six months ended 30 September 2023.

The main impacts of these adjustments on the consolidated financial statements are shown below.

	Increase/(decrease)

	Six months ended 30 September
	2023	2022
	€m	€m
Revenue	35	21
Operating profit	(5)	(14)
Profit for the financial period	(140)	(40)

	30 September 2023	31 March 2023
Non-current assets	849	814
Equity attributable to owners of the parent	811	777
Non-controlling interests	54	37
Notes to the unaudited condensed consolidated financial statements

1      Basis of preparation (continued)

New accounting pronouncements adopted

On 1 April 2023, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group, except as described below. Further details are provided in the Group's Annual Report for the year ended 31 March 2023.

IFRS 17 'Insurance Contracts'

IFRS 17 'Insurance Contracts' was adopted by the Group on 1 April 2023. The Standard sets out revised principles for the recognition, measurement, presentation, and disclosure of obligations relating to insurance contracts issued by preparers in order to provide a single accounting model for all types of insurance.

The Group issues certain short and long-term contracts - primarily being (i) the reinsurance of handset and other device insurance issued by a fronting insurer to the Group's customers; and (ii) the reinsurance of a third-party annuity policy issued to the Vodafone and Cable & Wireless ('CWW') sections of the Vodafone UK Group Pension Scheme. The adoption of IFRS 17 did not have a material impact on prior period equity.

The adoption of IFRS 17 will result in separate insurance and reinsurance liability line items being presented within the Trade and other payables disclosure notes to be included within the Group's consolidated financial statements for the year ending 31 March 2024, with corresponding reductions in the Other payables line item. The reclassification as at 31 March 2023 will be €256 million and €63 million within the long and short-term Trade and other payables notes, respectively. The long and short-term Insurance and reinsurance liability amounts included within Trade and other payables at 30 September 2023 are €236 million and €93 million, respectively.

Notes to the unaudited condensed consolidated financial statements

2      Segmental analysis

Operating segments

The Group's operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive Officer. The Group has a single group of similar services and products, being the supply of communications services and related products.

From 1 April 2023, the Group revised its segments by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment to reflect the effective date of changes made to the Group's internal reporting structure, following the transfer of Vodafone Egypt to the Vodacom Group in December 2022.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm's-length prices.

Segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages the rest of its worldwide interests.

The operating segments for Germany, Italy, UK, Spain and Vodacom (which is a legal entity encompassing South Africa, Vodafone Egypt and certain other smaller African markets) are individually material for the Group and are each reporting segments for which certain financial information is provided. In addition, the Vantage Towers operating segment was a separately listed part of the Group until its disposal into a joint venture on 22 March 2023.

The aggregation of other operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary (until disposal in January 2023), Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, while the Other Markets segment (comprising Turkey and Ghana (until disposal in February 2023)) largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

Revenue disaggregation

Revenue reported for the period includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The tables below and overleaf disaggregate the Group's revenue by reporting segment.

The table below presents the results for the six months ended 30 September 2023.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue1	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2023
Germany	5,722	503	6,225	173	7	6,405	2,527
Italy	2,098	180	2,278	37	5	2,320	645
UK	2,822	526	3,348	17	12	3,377	640
Spain	1,731	167	1,898	26	5	1,929	394
Other Europe	2,366	285	2,651	21	7	2,679	766
Vodacom	2,924	473	3,397	178	15	3,590	1,241
Other Markets	828	297	1,125	3	-	1,128	254
Vantage Towers	-	-	-	-	-	-	-
Common Functions2	282	24	306	416	(1)	721	(89)
Eliminations	(155)	-	(155)	(57)	-	(212)	-
Group	18,618	2,455	21,073	814	50	21,937	6,378

Notes:
1.  Other revenue includes lease revenue recognised under IFRS 16 'Leases'.
2.  Comprises central teams and business functions.

Notes to the unaudited condensed consolidated financial statements

2      Segmental analysis (continued)

The table below presents the comparative information for the six months ended 30 September 2022.
	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue1	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2022
Germany	5,730	675	6,405	178	9	6,592	2,677
Italy	2,125	198	2,323	49	5	2,377	759
UK	2,712	630	3,342	34	16	3,392	685
Spain	1,782	142	1,924	31	10	1,965	445
Other Europe	2,552	281	2,833	53	8	2,894	843
Vodacom2	3,422	536	3,958	207	14	4,179	1,527
Other Markets2	771	203	974	2	-	976	228
Vantage Towers	-	-	-	657	-	657	330
Common Functions3	268	23	291	405	-	696	(250)
Eliminations	(155)	-	(155)	(643)	-	(798)	-
Group	19,207	2,688	21,895	973	62	22,930	7,244

Notes:
1.  Other revenue includes lease revenue recognised under IFRS 16 'Leases'.
2.  Components of revenue and Adjusted EBITDAaL metrics for the six months ended 30 September 2022 have been re-presented for the Other Markets and Vodacom segments to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment. There is no impact on previously reported Group metrics.
3.  Comprises central teams and business functions.

A reconciliation of Adjusted EBITDAaL, the Group's measure of segment profit, to the Group's profit before taxation for the financial period is shown below.
	Six months ended 30 September
		Re-presented1
	2023	2022
	€m	€m
Adjusted EBITDAaL	6,378	7,244
Restructuring costs	(212)	(142)
Interest on lease liabilities	281	204
Loss on disposal of property, plant & equipment and intangible assets	(22)	(11)
Depreciation and amortisation on owned assets	(4,626)	(4,807)
Share of results of equity accounted associates and joint ventures	(51)	376
Impairment reversal	64	-
Other (expense)/income	(157)	104
Operating profit	1,655	2,968
Investment income	368	137
Financing costs	(1,473)	(1,418)
Profit before taxation	550	1,687

Note:
1.  The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. See note 4 'Assets for sale' for more information.
Notes to the unaudited condensed consolidated financial statements

2      Segmental analysis (continued)

The Group's non-current assets are disaggregated as follows:
	30 September	31 March
	2023	2023
	€m	€m
Non-current assets1
Germany	43,301	43,878
Italy	9,956	10,235
UK	6,638	6,629
Spain	5,991	6,331
Other Europe	7,586	7,815
Vodacom2	6,789	6,796
Other Markets2	1,534	1,502
Common Functions3	1,986	2,013
Group	83,781	85,199

Notes:
1. Comprises goodwill, other intangible assets and property, plant & equipment.
2. Non-current assets at 31 March 2023 have been re-presented for the Other Markets and Vodacom segments to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment. There is no impact on previously reported Group metrics
3. Comprises central teams and business functions.

3      Taxation

	Six months ended 30 September
	2023	2022
	€m	€m
United Kingdom corporation tax (expense)/income
Current period	(38)	(4)
Adjustments in respect of prior periods	(19)	9
Overseas current tax (expense)/income
Current period	(394)	(446)
Adjustments in respect of prior periods	-	12
Total current tax expense	(451)	(429)

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax	(24)	(10)
Overseas deferred tax	(230)	(46)
Total deferred tax expense	(254)	(56)

Total income tax expense	(705)	(485)

Deferred tax on losses in Luxembourg

The tax charge for the six months ended 30 September 2023 includes deferred tax on the use of losses in Luxembourg. The Group would not recognise losses in Luxembourg which would be forecast to be used beyond 60 years. Current volatility in interest rates means that the period over which we expect to recover the losses is in line with the 35 to 39 years disclosed as at 31 March 2023. The actual use of these losses and the period over which they may be used is dependent on many factors including the level of profitability in Luxembourg, changes in tax law and any changes to the structure of the Group.

Further details about the Group's tax losses can be found in Note 6 'Taxation' to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2023.

IAS 12 amendment

The Group will make additional qualitative and quantitative disclosures regarding its exposure to Pillar Two income taxes in the consolidated financial statements for year ending 31 March 2024, in accordance with amendments to IAS 12 'Income Taxes' which were endorsed by the UK Endorsement Board in July 2023. The Group has applied the mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two rules set out therein. The impact of the rules is under review but is not expected to be material.

Notes to the unaudited condensed consolidated financial statements

4      Assets held for sale

Reclassification of Indus Towers Limited

In the condensed consolidated financial statements for the six months ended 30 September 2022, the Group's 21% interest in Indus Towers Limited was reported within Assets held for sale. Whilst the Group remains focused on achieving a sale, the investment was not assessed as meeting the requirements of held for sale at 31 March 2023 and this remained the position at 30 September 2023.

Impact on the consolidated income statement

Comparative amounts for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. The reclassification has no impact on revenue and gross profit reported in the consolidated income statement for the six months ended 30 September 2022, but the following line items have been impacted:

−       Share of results of equity accounted associates and joint ventures increased by €33 million.

−       Investment income decreased by €74 million.

Consequently, operating profit increased by €33 million. Profit before taxation and Profit for the financial period both decreased by €41 million and Total comprehensive income decreased by €38 million compared to the amounts previously reported.

5      Earnings per share

	Six months ended 30 September
	2023	2022
	Millions	Millions
Weighted average number of shares for basic earnings per share	27,033	28,037
Effect of dilutive potential shares: restricted shares and share options	-	104
Weighted average number of shares for diluted earnings per share	27,033	28,141

Earnings per share attributable to owners of the parent during the period
	Six months ended 30 September
		Re-presented1
	2023	2022
	€m	€m
(Loss)/profit for basic and diluted earnings per share	(346)	945

		Re-presented1
	eurocents	eurocents
Basic (loss)/earnings per share	(1.28)	3.37
Diluted (loss)/earnings per share	(1.28)	3.36

Note:
1.  The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Profit for basic and diluted earnings per share has decreased by €41 million compared to the amount previously reported. Consequently, basic earnings per share decreased by 0.15 eurocents and diluted earnings per share decreased by 0.14 eurocents compared to amounts previously reported. See note 4 'Assets held for sale' for more information.
Notes to the unaudited condensed consolidated financial statements

6      Equity dividends

	Six months ended 30 September
	2023	2022
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2023: 4.50 eurocents per share
(2022: 4.50 eurocents per share)	1,215	1,265
Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2024: 4.50 eurocents per share
(2023: 4.50 eurocents per share)	1,218	1,237

7      Investments in associates and joint ventures

	30 September	31 March
	2023	2023
	€m	€m
Oak Holdings 1 GmbH	7,883	8,634
VodafoneZiggo Group Holding B.V.	715	793
TPG Telecom Limited	57	108
Other	77	43
Investment in joint ventures	8,732	9,578
Safaricom PLC	554	509
Indus Towers Limited	1,051	908
Other	120	84
Investment in associates	1,725	1,501
	10,457	11,079

On 18 July 2023, the Group completed the sale of 3.9% of Oak Holdings 1 GmbH for cash consideration of €500 million. Vodafone retains an interest of 60.3% in Oak Holdings 1 GmbH.

8      Reconciliation of net cash flow from operating activities

	Six months ended 30 September
		Re-presented1
	2023	2022
	€m	€m
(Loss)/profit for the financial period	(155)	1,202
Investment income	(368)	(137)
Financing costs	1,473	1,418
Income tax expense	705	485
Operating profit	1,655	2,968
Adjustments for:
Share-based payments and other non-cash charges	63	46
Depreciation and amortisation	6,802	6,853
Loss on disposal of property, plant & equipment and intangible assets	20	9
Share of results of equity accounted associates and joint ventures	51	(376)
Impairment reversal	(64)	-
Other expense/(income)	157	(104)
Increase in inventory	(57)	(175)
Increase in trade and other receivables	(1,145)	(1,381)
Decrease in trade and other payables	(1,466)	(888)
Cash generated by operations	6,016	6,952
Taxation	(472)	(672)
Net cash flow from operating activities	5,544	6,280

Note:
1. The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Profit for the financial period decreased by €41 million and Operating profit decreased by €33 million compared to amounts previously reported. The Share of results of equity accounted associates and joint ventures increased by €33 million compared to the amount previously reported. Consequently, there was no impact on Cash generated by operations or Net cash flow from operating activities.
Notes to the unaudited condensed consolidated financial statements

9      Fair value of financial instruments

The table below sets out the financial instruments held at fair value by the Group.

	30 September	31 March
	2023	2023
	€m	€m
Financial assets at fair value:
Money market funds (included within Cash and cash equivalents)1	2,780	7,781
Debt and equity securities (included within Other investments)2	4,671	5,808
Derivative financial instruments (included within Trade and other receivables)3,4	5,273	6,124
Trade receivables at fair value through Other comprehensive income (included within Trade and	1,329	903
other receivables)2
	14,053	20,616

Financial liabilities at fair value:
Derivative financial instruments (included within Trade and other payables)3,4	1,792	1,422
	1,792	1,422

Notes:
1.  Items are measured at fair value and the valuation basis is Level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.
2.  Quoted debt and equity securities of €2,446 million (€2,794 million as at 31 March 2023) are Level 1 classification which comprises items where fair value is determined by unadjusted quoted prices in active markets. The remaining items are measured at fair value and the basis is Level 2 classification which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
3.  Derivative financial assets include €31 million (€198 million as at 31 March 2023) of embedded derivative option for which the valuation basis is Level 3 classification where fair value is determined from inputs that are not based on observable market data (i.e unobservable inputs). The remaining items are also measured at fair value and the basis is Level 2 classification.
4.  €4,904 million (€5,642 million as at 31 March 2023) of derivative financial assets and €1,362 million (€1,116 million as at 31 March 2023) of derivative financial liabilities are classified as non-current.

The fair value of the Group's financial assets held at amortised cost approximates to fair value with the exception of non-current debt securities with a carrying value of €1,000 million (€999 million as at 31 March 2023) and a fair value of €769 million (€803 million as at 31 March 2023). Fair value is based on Level 2 of the fair value hierarchy which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The fair value of the Group's financial liabilities held at amortised cost approximates to fair value with the exception of non-current bonds with a carrying value of €41,128 million (€39,512 million as at 31 March 2023) and a fair value of €34,913 million (€35,044 million as at 31 March 2023). Fair value is based on Level 1 of the fair value hierarchy using quoted market prices.

Level 3 financial instruments

The Group's borrowings include €1,597 million (€1,485 million as at 31 March 2023) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea and will be repaid through the realisation of proceeds from those assets. This arrangement contains an embedded derivative option which has been separately fair valued. The 30 September 2023 valuation of the embedded derivative asset of €31 million (€198 million as at 31 March 2023) is presented within derivative assets within trade and other receivables in current assets in the consolidated statement of financial position.

The loss in the period of €167 million (€6 million gain in the six months ended 30 September 2022) on the revaluation of the embedded derivative option is recognised within financing costs in the consolidated income statement.

A Black Scholes model for European put options has been used as a valuation model and primarily uses market inputs (quoted share prices and volatilities for Indus Towers and Vodafone Idea) along with a strike price equal to the amount payable under the loan. The valuation includes an unobservable adjustment to reflect the potential timeframe to settle the loan and has been modelled using a range of potential durations up to 31 March 2025. As a result of this unobservable adjustment, the option is classified as a level 3 instrument under the fair value hierarchy. An increase/(decrease) in durations of six months to settle the loan would increase/(decrease) the derivative asset by €77 million/(€22 million).

Notes to the unaudited condensed consolidated financial statements

10   Related party transactions

Transactions with associates and joint ventures

Related party transactions with the Group's joint ventures and associates primarily consists of fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling ventures. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2023	2022
	€m	€m
Sales of goods and services to associates	15	11
Purchase of goods and services from associates	3	65
Sales of goods and services to joint arrangements	133	110
Purchase of goods and services from joint arrangements	392	69
Interest expense payable to associates1	-	25
Interest income receivable from joint arrangements1	26	22
Interest expense payable to joint arrangements2	109	-

	30 September	31 March
	2023	2023
	€m	€m
Trade balances owed:
by associates	8	7
to associates	1	1
by joint arrangements	143	170
to joint arrangements	287	329
Other balances owed by joint arrangements1	1,178	980
Other balances owed to joint arrangements2	5,323	5,628

Notes:
1.  Amounts arise primarily through VodafoneZiggo Group Holding B.V.. Interest is paid/received in line with market rates.
2.  Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.

On 28 September 2023 the Group sold M-Pesa Holding Company Limited ('MPHCL'), which holds funds on trust for M-Pesa customers, to Safaricom Plc for US$1.  Balances included in the Group's consolidated statement of financial position at the date of disposal included short-term investments of €1,195 million and €1,156 million due to M-Pesa customers recorded within Other investments and Trade and other payables, respectively.

In the six months ended 30 September 2023, the Group made contributions to defined benefit pension schemes of €26 million (Six months ended 30 September 2022: €11 million).

In the six months ended 30 September 2023, dividends of €1.0 million were paid to Board and Executive Committee members (Six months ended 30 September 2022: €1.2 million).

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Notes to the unaudited condensed consolidated financial statements

11   Contingent liabilities and legal proceedings

Note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2023 sets forth the Group's contingent liabilities and legal proceedings as of 31 March 2023. There have been no material changes to the Group's contingent liabilities or legal proceedings during the period covered by this report, except as disclosed below.

Legal proceedings

Netherlands tax case

Vodafone Europe BV (VEBV) received assessments totalling €267 million of tax and interest from the Dutch Tax Authorities, who challenged the application of the arm's length principle in relation to various intra-group financing transactions. The Group entered into a guarantee for the full value of the assessments issued. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV's appeal in relation to the majority of issues and requiring the Dutch Tax Authorities to significantly reduce its assessments. VEBV and the Dutch Tax Authorities have since appealed the judgement.

The Group continues to believe it has robust defences but has recorded a provision of €24 million for tax and interest, reflecting its current view of the probable financial outflow required to fully resolve the issue and has reduced the guarantee to the same value.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Group Plc and certain directors and officers of Vodafone were withdrawn. Vodafone Greece filed a counter-claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made.  Vodafone Greece's counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. The appeal hearings took place on 23 February and 11 May 2023. Judgement has been received in respect of the May appeal hearing for two of the claims and the Court dismissed the appeals because the stamp duty payments had again not been made. Whether the Papistas claimants will appeal the judgement is unknown as of the date of this report. We are waiting to receive the judgement relating to the February appeal hearing for the remaining claim.

We are continuing vigorously to defend the claims and, based on the progress of the litigation so far, the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators ('MNOs'), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to pull their business from Phones 4U, thereby causing its collapse. The judge ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022.  On 10 November 2023, the High Court issued a judgement in Vodafone's favour and rejected Phones 4U's allegations that the defendants were in breach of competition law, confirming our previously stated position that a present obligation does not exist. It is not known whether Phones 4U will seek to appeal the judgement as of the date of this report.

Notes to the unaudited condensed consolidated financial statements

12   Subsequent events

Disposal of Vodafone Spain

On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc ('Zegona') in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. ('Vodafone Spain') (the 'Transaction').

On completion, Vodafone's consideration will comprise at least €4.1 billion in cash (subject to customary completion adjustments) and up to €0.9 billion in the form of Redeemable Preference Shares ('RPS') which redeem, for an amount comprising the subscription price and accrued preferential dividend, no later than 6 years after closing.

Completion of the Transaction is conditional on certain approvals being obtained from current Zegona shareholders as well as regulatory clearances and is expected to take place in the first half of 2024.

Minority shareholders in Kabel Deutschland Holding A.G.

The Group's obligations to the minority shareholders in Kabel Deutschland Holding A.G., reflected as a financial liability under put option arrangements in the Group's consolidated statement of financial position, were settled by a final payment of €494 million on 20 October 2023.

Hybrid bonds

On 7 November 2023, the Group announced that on 3 January 2024 it will exercise its call option to repurchase and cancel outstanding capital securities of €438 million due on 3 January 2079. This follows a previous bond buyback exercise completed in June 2023 for €1,562 million of the original €2,000 million securities issued.

Independent review report to Vodafone Group Plc

Conclusion

We have been engaged by Vodafone Group Plc (the Company) to review the unaudited condensed consolidated financial statements in the half yearly financial report for the six months ended 30 September 2023, which comprise the consolidated income statement, the consolidated statement of comprehensive income/expense, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes 1 to 12. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the unaudited condensed consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the unaudited condensed consolidated financial statements in the half yearly financial report for the six months ended 30 September 2023 is not prepared, in all material respects, in accordance with UK-adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' (IRSE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1 'Basis of preparation', the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards, with International Financial Reporting Standards as issued by the IASB, and with the requirements of the UK Companies Act 2006. The unaudited condensed consolidated financial statements included in this half yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting'.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half yearly financial report, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of financial information

In reviewing the half yearly report, we are responsible for expressing to the Company a conclusion on the unaudited condensed consolidated financial statements in the half yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
14 November 2023

Non-GAAP measures

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Adjusted EBITDAaL	Page 41	Operating profit	Page 4
Organic Adjusted EBITDAaL growth	Page 41	Not applicable	-
Organic revenue growth	Page 41	Revenue	Pages 42 to 44
Organic Group service revenue growth excluding Turkey	Page 41	Service revenue	Pages 42 to 44
Organic Group Adjusted EBITDAaL growth excluding Turkey	Page 41	Not applicable	-
Organic service revenue growth	Page 41	Service revenue	Pages 42 to 44
Organic mobile service revenue growth	Page 41	Service revenue	Pages 42 to 44
Organic fixed service revenue growth	Page 41	Service revenue	Pages 42 to 44
Organic Vodafone Business service revenue growth	Page 41	Service revenue	Pages 42 to 44
Organic financial services revenue growth in South Africa	Page 41	Service revenue	Pages 42 to 44
Other metrics
Adjusted profit attributable to owners of the parent	Page 45	Profit attributable to owners of the parent	Page 45
Adjusted basic earnings per share	Page 45	Basic earnings per share	Page 46
Cash flow, funding and capital allocation metrics
Free cash flow	Page 46	Inflow from operating activities	Page 47
Adjusted free cash flow	Page 46	Inflow from operating activities	Pages 16 and 47
Gross debt	Page 46	Borrowings	Page 47
Net debt	Page 46	Borrowings less cash and cash equivalents	Page 47
Pre-tax ROCE (controlled)	Page 48	ROCE calculated using GAAP measures	Pages 48 and 49
Post-tax ROCE (controlled and associates/joint ventures)	Page 48	ROCE calculated using GAAP measures	Pages 48 and 49
Financing and Taxation metrics
Adjusted net financing costs	Page 50	Net financing costs	Page 14
Adjusted profit before taxation	Page 50	Profit before taxation	Page 51
Adjusted income tax expense	Page 50	Income tax expense	Page 51
Adjusted effective tax rate	Page 50	Income tax expense	Page 51
Adjusted share of results of equity accounted associates and joint ventures	Page 50	Share of results of equity accounted associates and joint ventures	Page 51
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 50	Share of results of equity accounted associates and joint ventures	Page 51
Non-GAAP measures

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth
All amounts marked with an '*' in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

-     Adjusted EBITDAaL;

-     Revenue;

-     Group service revenue excluding Turkey;

-     Group Adjusted EBITDAaL excluding Turkey;

-     Service revenue;

-     Mobile service revenue;

-     Fixed service revenue;

-     Vodafone Business service revenue; and

-     Financial services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-     It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-     It is used for internal performance analysis; and

-     It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Non-GAAP measures

			Reported growth	M&A and Other	Foreign exchange	Organic growth*
Six months ended 30 September 2023	H1 FY24	H1 FY23
	€m	€m	%	pps	pps	%
Service revenue1
Germany	5,722	5,730	(0.1)	-	-	(0.1)
Mobile service revenue	2,530	2,546	(0.6)	-	-	(0.6)
Fixed service revenue	3,192	3,184	0.3	-	-	0.3
Italy	2,098	2,125	(1.3)	-	-	(1.3)
Mobile service revenue	1,431	1,507	(5.0)	(0.1)	-	(5.1)
Fixed service revenue	667	618	7.9	0.1	-	8.0
UK	2,822	2,712	4.1	-	1.5	5.6
Mobile service revenue	2,096	2,003	4.6	-	1.6	6.2
Fixed service revenue	726	709	2.4	-	1.4	3.8
Spain	1,731	1,782	(2.9)	0.1	-	(2.8)
Other Europe2	2,366	2,552	(7.3)	12.4	(1.2)	3.9
Vodacom3	2,924	3,422	(14.6)	-	23.6	9.0
Other Markets2,3	828	771	7.4	18.3	53.6	79.3
Common Functions	282	268	-	-	-	-
Eliminations	(155)	(155)
Total service revenue	18,618	19,207	(3.1)	2.0	5.3	4.2
Other revenue	3,319	3,723
Revenue	21,937	22,930	(4.3)	2.2	5.3	3.2

Other growth metrics
Group service revenue excluding Turkey	17,809	18,549	(4.0)	2.1	4.2	2.3
Group Adjusted EBITDAaL excluding Turkey	6,124	7,029	(12.9)	6.4	4.5	(2.0)
Turkey - Service revenue	828	676	22.5	(5.4)	62.2	79.3
Turkey - Adjusted EBITDAaL	254	215	18.1	145.9	(74.9)	89.1
Vodafone Business - Service revenue	5,124	5,149	(0.5)	1.4	3.5	4.4
Germany - Vodafone Business service revenue	1,205	1,193	1.0	(0.5)	-	0.5
Italy - Vodafone Business service revenue	754	695	8.5	(0.1)	-	8.4
UK - Vodafone Business service revenue	1,059	1,036	2.2	-	1.6	3.8
Spain - Vodafone Business service revenue	557	569	(2.1)	0.1	-	(2.0)
Other Europe - Vodafone Business service revenue	728	747	(2.5)	9.4	(1.1)	5.8
South Africa - Financial services revenue	77	82	(6.1)	-	16.9	10.8

Adjusted EBITDAaL
Germany	2,527	2,677	(5.6)	-	-	(5.6)
Italy	645	759	(15.0)	-	-	(15.0)
UK	640	685	(6.6)	-	1.3	(5.3)
Spain	394	445	(11.5)	(0.1)	-	(11.6)
Other Europe2	766	843	(9.1)	11.1	(1.3)	0.7
Vodacom3	1,241	1,527	(18.7)	-	23.6	4.9
Other Markets2,3	254	228	11.4	21.7	56.0	89.1
Vantage Towers	-	330	(100.0)	100.0	-	-
Common Functions	(89)	(250)
Eliminations	-	-
Group	6,378	7,244	(12.0)	6.9	5.4	0.3

Percentage point change in Adjusted EBITDAaL margin
Germany	39.5%	40.6%	(1.1)	(0.1)	-	(1.2)
Italy	27.8%	31.9%	(4.1)	-	-	(4.1)
UK	19.0%	20.2%	(1.2)	-	-	(1.2)
Spain	20.4%	22.6%	(2.2)	(0.1)	-	(2.3)
Other Europe2	28.6%	29.1%	(0.5)	(0.4)	(0.1)	(1.0)
Vodacom3	34.6%	36.5%	(1.9)	-	0.7	(1.2)
Other Markets2,3	22.5%	23.4%	(0.9)	0.9	0.1	0.1
Group	29.1%	31.6%	(2.5)	1.5	0.2	(0.8)

Notes:
1.  Prior to disposal, Vantage Towers revenue was reported by the Group as other revenue, not service revenue.
2.  Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.
3.  From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group's reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.
Non-GAAP measures

			Reported growth	M&A and Other	Foreign exchange	Organic growth*
Quarter ended 30 September 2023	Q2 FY24	Q2 FY23
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,903	2,873	1.0	0.1	-	1.1
Mobile service revenue	1,290	1,282	0.6	0.1	-	0.7
Fixed service revenue	1,613	1,591	1.4	-	-	1.4
Italy	1,063	1,073	(0.9)	(0.1)	-	(1.0)
Mobile service revenue	729	762	(4.3)	(0.1)	-	(4.4)
Fixed service revenue	334	311	7.4	(0.1)	-	7.3
UK	1,421	1,352	5.1	-	0.4	5.5
Mobile service revenue	1,057	1,000	5.7	-	0.4	6.1
Fixed service revenue	364	352	3.4	-	0.5	3.9
Spain	860	884	(2.7)	-	-	(2.7)
Other Europe1	1,205	1,298	(7.2)	12.1	(1.1)	3.8
Vodacom2	1,498	1,758	(14.8)	-	23.8	9.0
Other Markets1,2	495	407	21.6	(11.3)	74.7	85.0
Common Functions	151	140
Eliminations	(88)	(92)
Total service revenue	9,508	9,693	(1.9)	1.0	5.6	4.7
Other revenue	1,689	1,959
Revenue	11,197	11,652	(3.9)	1.2	5.5	2.8

Other growth metrics
Group service revenue excluding Turkey	9,023	9,344	(3.4)	2.1	4.1	2.8
Turkey - Service revenue	495	360	37.5	(41.8)	89.3	85.0
Vodafone Business - Service revenue	2,589	2,591	(0.1)	1.0	3.4	4.3
Germany - Vodafone Business service revenue	609	600	1.5	(0.5)	-	1.0
Italy - Vodafone Business service revenue	379	352	7.7	(0.2)	-	7.5
UK - Vodafone Business service revenue	531	517	2.7	-	0.5	3.2
Spain - Vodafone Business service revenue	276	280	(1.4)	0.2	-	(1.2)
Other Europe - Vodafone Business service revenue	365	376	(2.9)	9.2	(1.1)	5.2

Notes:
1.  Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.
2.  From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group's reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.
Non-GAAP measures

			Reported growth	M&A and Other	Foreign exchange	Organic growth*
Quarter ended 30 June 2023	Q1 FY24	Q1 FY23
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,819	2,857	(1.3)	-	-	(1.3)
Mobile service revenue	1,240	1,264	(1.9)	-	-	(1.9)
Fixed service revenue	1,579	1,593	(0.9)	-	-	(0.9)
Italy	1,035	1,052	(1.6)	-	-	(1.6)
Mobile service revenue	702	745	(5.8)	-	-	(5.8)
Fixed service revenue	333	307	8.5	0.2	-	8.7
UK	1,401	1,360	3.0	-	2.7	5.7
Mobile service revenue	1,039	1,003	3.6	-	2.8	6.4
Fixed service revenue	362	357	1.4	-	2.3	3.7
Spain	871	898	(3.0)	-	-	(3.0)
Other Europe1	1,161	1,254	(7.4)	12.8	(1.3)	4.1
Vodacom2	1,426	1,664	(14.3)	-	23.3	9.0
Other Markets1,2	333	364	(8.5)	48.7	33.9	74.1
Common Functions	131	128
Eliminations	(67)	(63)
Total service revenue	9,110	9,514	(4.2)	3.0	4.9	3.7
Other revenue	1,630	1,764
Revenue	10,740	11,278	(4.8)	3.4	5.1	3.7

Other growth metrics
Group service revenue excluding Turkey	8,786	9,205	(4.6)	2.1	4.3	1.8
Turkey - Service revenue	333	316	5.4	31.4	37.3	74.1
Vodafone Business - Service revenue	2,535	2,558	(0.9)	1.9	3.5	4.5
Germany - Vodafone Business service revenue	596	593	0.5	(0.5)	-	-
Italy - Vodafone Business service revenue	375	343	9.3	0.1	-	9.4
UK - Vodafone Business service revenue	528	519	1.7	-	2.7	4.4
Spain - Vodafone Business service revenue	281	289	(2.8)	-	-	(2.8)
Other Europe - Vodafone Business service revenue	363	371	(2.2)	9.7	(1.1)	6.4

Notes:
1.  Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.
2.  From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group's reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.
Non-GAAP measures

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of Adjusted basic earnings per share.
Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses/reversals, other income and expense and mark-to-market and foreign exchange movements, together with related tax effects.

Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.
Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

				Re-presented1
	H1 FY24			H1 FY23
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	6,378	-	6,378	7,244	-	7,244
Restructuring costs	(212)	212	-	(142)	142	-
Interest on lease liabilities	281	-	281	204	-	204
Loss on disposal of property, plant & equipment and intangible assets	(22)	-	(22)	(11)	-	(11)
Depreciation and amortisation on owned assets2	(4,626)	303	(4,323)	(4,807)	250	(4,557)
Share of results of equity accounted associates and joint ventures3	(51)	164	113	376	127	503
Impairment reversal	64	(64)	-	-	-	-
Other (expense)/income	(157)	157	-	104	(104)	-
Operating profit	1,655	772	2,427	2,968	415	3,383
Investment income	368	-	368	137	-	137
Financing costs4	(1,473)	231	(1,242)	(1,418)	340	(1,078)
Profit before taxation	550	1,003	1,553	1,687	755	2,442
Income tax expense5	(705)	269	(436)	(485)	(42)	(527)
(Loss)/profit for the financial period	(155)	1,272	1,117	1,202	713	1,915

Attributable to:
- Owners of the parent	(346)	1,272	926	945	710	1,655
- Non-controlling interests	191	-	191	257	3	260
(Loss)/profit for the financial period	(155)	1,272	1,117	1,202	713	1,915

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. There is no impact on Adjusted EBITDAaL. However, Profit attributable to owners of the parent has decreased by €34 million compared to the amount previously reported.  See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.
2. Depreciation and amortisation on owned assets excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. See page 52 for an analysis of depreciation and amortisation. The adjustment of €303 million (H1 FY23: €250 million) relates to amortisation of customer bases and brand intangible assets.
3.  See page 51 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.
4.  See 'Net financing costs' on page 14 for further analysis.
5.  See 'Adjusted tax metrics' on page 51 for further analysis.

Non-GAAP measures

Adjusted basic earnings per share
The reconciliation of Adjusted basic earnings per share to the closest equivalent GAAP measure, basic earnings per share, is provided below.

		Re-presented1
	H1 FY24	H1 FY23
	€m	€m
(Loss)/profit attributable to owners of the parent	(346)	945
Adjusted profit attributable to owners of the parent	926	1,655

	Million	Million
Weighted average number of shares outstanding - Basic	27,033	28,037

	eurocents	eurocents
Basic (loss)/earnings per share	(1.28)c	3.37c
Adjusted basic earnings per share	3.43c	5.90c

Note:
1.  The results for the six months ended 30 September 2023 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. This has resulted in a decrease in Profit attributable to owners of the parent and Adjusted profit attributable to owners of the parent of €41 million and €34 million, respectively. Consequently, Basic earnings per share decreased by 0.15c compared to 3.52c as previously reported. Adjusted basic earnings per share decreased by 0.12c compared to 6.02c as previously reported. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow
Internal performance reporting.
External metric used by investor community.
Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements including in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and restructuring costs, together with related working capital, licences and spectrum, interest received and paid, taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries, payments in respect of lease liabilities and other.

Adjusted free cash flow
Internal performance reporting.
External metric used by investor community.
Setting director and management remuneration.
Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and (prior to disposal) Vantage Towers growth capital expenditure.
Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.

Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.	Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding (continued)

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.

	H1 FY24	H1 FY23
	€m	€m
Inflow from operating activities	5,544	6,280
Net tax paid	472	672
Cash generated by operations	6,016	6,952
Capital additions	(3,365)	(3,541)
Working capital movement in respect of capital additions	(804)	(966)
Disposal of property, plant and equipment and intangible assets	12	-
Integration capital additions	(66)	(101)
Working capital movement in respect of integration capital additions	(42)	(69)
Licences and spectrum	(173)	(2,181)
Interest received and paid1	(806)	(841)
Taxation	(472)	(672)
Dividends received from associates and joint ventures	75	463
Dividends paid to non-controlling shareholders in subsidiaries	(167)	(290)
Payments in respect of lease liabilities	(2,252)	(2,003)
Other	93	4
Free cash flow	(1,951)	(3,245)

Note:
1.  Includes interest on lease liabilities of €246 million (H1 FY23: €153 million).

The table below presents the reconciliation between Borrowing, Gross debt and Net debt.

	H1 FY24	Year-end FY23
	€m	€m
Borrowings	(65,058)	(66,390)
Lease liabilities	13,039	13,364
Bank borrowings secured against Indian assets	1,597	1,485
Collateral liabilities	4,431	4,886
Gross debt	(45,991)	(46,655)
Collateral liabilities	(4,431)	(4,886)
Cash and cash equivalents	7,148	11,705
Short-term investments	4,094	4,305
Collateral assets	649	239
Derivative financial instruments	3,481	4,702
Less mark-to-market gains deferred in hedge reserves	(1,190)	(2,785)
Net debt	(36,240)	(33,375)

Non-GAAP measures

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed ('ROCE')	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.
We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short-term investments, collateral assets, financial liabilities under put option arrangements and equity.

Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above
We calculate pre-tax ROCE (controlled) by using Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses, other income and expense, the impact of hyper-inflationary adjustments in Turkey and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our Adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyper-inflationary adjustments in Turkey. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of the capital employed as at 30 September 2023 and 30 September 2022.

		Re-presented1
	H1 FY24	H1 FY23
	€m	€m
Operating profit2	12,983	6,078

Borrowings	65,058	75,644
Cash and cash equivalents	(7,148)	(7,077)
Derivative financial instruments included in trade and other receivables	(5,273)	(8,769)
Derivative financial instruments included in trade and other payables	1,792	1,786
Short-term investments	(4,094)	(4,402)
Collateral assets	(649)	(754)
Financial liabilities under put option arrangements	493	486
Equity	61,562	57,795
Capital employed at end of the year	111,741	114,709

Average capital employed for the year	113,225	115,322

ROCE using GAAP measures	11.5%	5.3%

Notes:
1.  The results for the 12 months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, ROCE using GAAP measures has increased by 0.1pps compared to 5.2% as previously reported. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.

2.  Operating profit includes Other income/(expense), which includes merger and acquisition activity that is non-recurring in nature.

Non-GAAP measures

Return on Capital Employed ('ROCE') : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of the capital employed as at 30 September 2023 and 30 September 2022.

		Re-presented2
	H1 FY241	H1 FY23
	€m	€m
Operating profit	12,983	6,078
Interest on lease liabilities	(513)	(403)
Restructuring costs	657	315
Other income	(8,837)	(261)
Share of results of equity accounted associates and joint ventures	(6)	(571)
Other adjustments3	283	128
Adjusted operating profit for calculating pre-tax ROCE (controlled)	4,567	5,286
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE4	(9)	575
Notional tax at Adjusted effective tax rate5	(1,268)	(1,615)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	3,290	4,246

Capital employed for calculating ROCE on a GAAP basis	111,741	114,709
Adjustments to exclude:
- Leases	(13,039)	(12,084)
- Deferred tax assets	(19,460)	(18,699)
- Deferred tax liabilities	728	697
- Taxation recoverable	(296)	(393)
- Taxation liabilities	453	722
- Other investments	(1,630)	(1,783)
- Investments in associates and joint ventures	(10,457)	(5,453)
- Pension assets and liabilities	(30)	(212)
- Other adjustments3	(914)	(854)
Adjusted capital employed for calculating pre-tax ROCE (controlled)	67,096	76,650
Investments in associates and joint ventures	10,457	5,453
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	77,553	82,103

Average capital employed for calculating pre-tax ROCE (controlled)	71,873	76,865
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	79,828	82,436

Pre-tax ROCE (controlled)	6.4%	6.9%
Post-tax ROCE (controlled and associates/joint ventures)	4.1%	5.2%

Notes:
1.  ROCE calculations for H1 FY24 include the results of Vantage Towers until its disposal on 22 March 2023 and the results of Oak Holdings 1 GmbH from that date.
2. The results for the 12 months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, Post-tax ROCE (controlled and associates/joint ventures) has increased by 0.1pps compared to 5.1% as previously reported. There is no impact on Pre-tax ROCE (controlled). See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.
3.  Comprises adjustments to exclude hyperinflationary accounting in Turkey.
4.  Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.
5.  Includes tax for H1 FY24 at the Adjusted effective tax rate of 30.3% and tax for H2 FY23 at the Adjusted effective tax rate of 26.2%.
Non-GAAP measures

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.
Adjusted profit before taxation	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted profit before taxation excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements.

Adjusted income tax expense	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted income tax expense excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.

Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of Adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Non-GAAP measures

Adjusted tax metrics

The table below reconciles Profit before taxation and Income tax expense to Adjusted profit before taxation, Adjusted income tax expense and Adjusted effective tax rate.
		Re-presented1
	H1 FY24	H1 FY23
	€m	€m
Profit before taxation	550	1,687
Adjustments to derive Adjusted profit before tax	1,003	755
Adjusted profit before taxation	1,553	2,442
Adjusted share of results of equity accounted associates and joint ventures	(113)	(503)
Adjusted profit before tax for calculating Adjusted effective tax rate	1,440	1,939

Income tax expense	(705)	(485)
Tax on adjustments to derive Adjusted profit before tax	(150)	(132)
Adjustments:
- UK corporate interest restriction	48	35
- Tax relating to hyperinflation accounting	121	55
- Deferred tax on use of Luxembourg losses in the year	250	-
Adjusted income tax expense for calculating Adjusted tax rate	(436)	(527)
Adjusted effective tax rate	30.3%	27.2%

Note:
1.  The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. This has resulted in a decrease in Adjusted profit before taxation of €34 million and an increase of €40 million in the Adjusted share of results of equity accounted associates and joint ventures, resulting in a total decrease of €74 million in Adjusted profit before tax for calculating Adjusted effective tax rate. Consequently, the Adjusted effective tax rate increased by 1.0pps compared to 26.2% as previously reported. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles Adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, share of results of equity accounted associates and joint ventures.

		Re-presented1
	H1 FY24	H1 FY23
	€m	€m
Share of results of equity accounted associates and joint ventures	(51)	376
Restructuring costs	7	3
Other income	(16)	-
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	(60)	379
Amortisation of acquired customer base and brand intangible assets	173	124
Adjusted share of results of equity accounted associates and joint ventures	113	503

Note:
1.  The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. This has resulted in an increase of €33 million in the Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE and an increase of €7 million in the Amortisation of acquired customer base and brand intangible assets, resulting in a total increase of €40 million in the Adjusted share of results of equity accounted associates and joint ventures. See note 4 'Assets held for sale' in the unaudited condensed consolidated financial statements for more information.

Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

	H1 FY24	H1 FY23
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	2,157	2,046
Depreciation on leased assets - included in Restructuring costs	19	-
Depreciation on leased assets	2,176	2,046

Depreciation on owned assets	2,586	2,869
Amortisation of owned intangible assets	2,040	1,938
Depreciation and amortisation on owned assets	4,626	4,807

Total depreciation and amortisation on owned and leased assets	6,802	6,853

Loss on disposal of owned fixed assets	22	11
Loss on disposal of leased assets	(2)	(2)
Depreciation and amortisation - as recognised in the consolidated income statement	6,822	6,862

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	H1 FY24	H1 FY23
	€m	€m
Capital additions	3,365	3,541
Integration related capital additions	66	101
Licence and spectrum additions	250	193
Additions	3,681	3,835

Intangible assets additions	1,396	1,316
Property, plant and equipment owned additions	2,285	2,519
Total additions	3,681	3,835

Definitions

Key terms are defined below. See page 40 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Financial services revenue
Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FTTH	Fibre to the home.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things ('IoT')
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO
Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.

Next generation networks ('NGN')	Fibre or cable networks typically providing high-speed broadband.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The prior period comparative results include Vodafone Hungary which was disposed of in January 2023.
Other Markets
Other Markets comprise Turkey. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group's reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. The prior period comparative results include Vodafone Ghana which was disposed of in February 2023.

Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SME	Small and medium sized enterprises.
Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.   References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.   All growth rates reflect a comparison to the quarter ended 30 September 2022 unless otherwise stated.
3.   References to "Q1", "Q2", "Q3" and "Q4" are to the three months ended 30 June, 30 September, 31 December and 31 March. References to "H1" and "H2" are to the six month periods ended 30 September and 31 March, respectively. References to the "year", "financial year" or "FY24" are to the financial year ending 31 March 2024. References to "last year", "last financial year" or "FY23" are to the financial year ended 31 March 2023. References to "H1 FY24" are to the six month period ended 30 September 2023. References to "H1 FY23" are to the six month period ended 30 September 2022.
4.   Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho. On 13 December 2022, Vodafone completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom. Vodafone Egypt has been included within the Vodacom reporting segment from 1 April 2023.
5.   This document contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDaL and Adjusted free cash flow for the financial year ending 31 March 2024; the announced agreement to combine Vodafone UK and Three UK; the announced agreement to dispose of Vodafone Spain; the Group's FTTH joint venture's network rollout; changes to German TV laws; expectations for the Group's future performance generally; the transaction to purchase Nowo Communicatons; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; certain of the Group's plans and objectives, including the Group's strategy and its emissions targets and other ESG goals, commitments, targets and ambitions, climate-related scenarios or pathways and methodologies it uses to assess its progress in relation to those.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'believes', 'plans', 'continues', 'progress', 'further', or 'ongoing'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group's ability to deploy view technologies, products and services; evolving cyber threats to the Group's services and confidential data; the Group's ability to embed responses to climate-related risks into business strategy and operations; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone's UK business with Three UK; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; changes in statutory tax rates and profit mix; climate change projection risk including, for example, the evolution of climate change and its impacts, changes in the scientific assessment of climate change impacts, transition pathways and future risk exposure and limitations of climate scenario forecasts; amendments to or new ESG reporting standards, models or methodologies; changes in ESG data availability and quality which could result in revisions to reported data going forward; and climate scenarios and the models that analyse them have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group's Annual Report for the year ended 31 March 2023. The Annual Report can be found on the Vodafone Group's website (vodafone.com/ar2023). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2023

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 14, 2023	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary